BANCO BBVA ARGENTINA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED

MARCH 31, 2024

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Condensed Interim Financial Statements for the three-month period ended March 31, 2024, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Separate Condensed Statement of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Reporting Summary

Independent auditors’ report on the review of interim condensed consolidated financial statements

Independent auditors’ report on the review of interim condensed separate financial statements

Supervisory Committee’s Report

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	03.31.24	12.31.23

ASSETS

Cash and deposits in banks	3	1,272,944,245	1,732,960,700

Cash		722,438,246	1,102,701,379
Financial institutions and correspondents		550,505,999	630,259,321
B.C.R.A.		465,584,878	545,617,087
Other in the country and abroad		84,921,121	84,642,234

Debt securities at fair value through profit or loss	4 and A	228,613,213	342,790,831

Derivative instruments	5	12,035,792	15,165,057

Repo transactions	6	2,032,906,044	1,823,133,080

Other financial assets	7	102,521,895	138,148,381

Loans and other financing	8	2,610,645,621	2,995,283,902

Non-financial government sector		65,495	220,168
Other financial institutions		17,064,879	23,427,752
Non-financial Private sector and Residents Abroad		2,593,515,247	2,971,635,982

Other debt securities	9 and A	875,623,201	1,148,947,505

Financial assets pledged as collateral	10	266,169,714	396,695,198

Current income tax assets	11.1	204,083	243,114

Investments in equity instruments	12 and A	7,766,945	7,900,904

Investments in associates	13	15,864,480	18,749,884

Property and equipment	14	465,649,998	452,163,026

Intangible assets	15	50,911,840	50,243,651

Deferred income tax assets	11.3	30,446,134	4,314,872

Other non-financial assets	16	130,902,080	158,057,407

Non-current assets held for sale	17	1,292,114	1,292,114

TOTAL ASSETS		8,104,497,399	9,286,089,626

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	03.31.24	12.31.23

LIABILITIES

Deposits	18 and H	4,775,474,795	5,517,980,785

Non-financial Government sector		161,850,260	51,602,236
Financial sector		3,103,951	3,901,430
Non-financial Private sector and Residents Abroad		4,610,520,584	5,462,477,119

Liabilities at fair value through profit or loss	19	8,015,444	15,663,036

Derivative instruments	5	3,997,806	3,252,617

Other financial liabilities	20	540,701,918	679,657,346

Financing received from the BCRA and other financial institutions	21	21,383,243	42,742,124

Corporate bonds issued	22	12,296,900	19,432,921

Current income tax liabilities	11.2	191,784,341	291,366,740

Provisions	23 and J	52,056,408	31,421,734

Deferred income tax liabilities	11.3	-	35,504,024

Other non-financial liabilities	24	373,952,073	489,765,858

TOTAL LIABILITIES		5,979,662,928	7,126,787,185

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		626,238,036	626,238,036
Reserves		985,772,714	985,772,714
Retained earnings		249,481,305	-
Other accumulated comprehensive income		194,782,732	263,209,134
Income for the period / year		34,776,695	249,481,305
Equity attributable to owners of the parent		2,098,409,166	2,132,058,873
Equity attributable to non-controlling interests		26,425,305	27,243,568

TOTAL EQUITY		2,124,834,471	2,159,302,441

TOTAL LIABILITIES AND EQUITY		8,104,497,399	9,286,089,626

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	03.31.24	03.31.23

Interest income	27	1,276,536,192	966,560,046
Interest expense	28	(488,767,675)	(457,719,943)

Net interest income		787,768,517	508,840,103

Commission income	29	91,087,282	85,245,778
Commission expense	30	(40,583,179)	(41,313,100)

Net commission income		50,504,103	43,932,678

Net income from measurement of financial instruments at fair value through profit or loss	31	27,871,497	27,064,936
Net income from write-down of assets at amortized cost and at fair value through OCI	32	62,924,457	148,654
Foreign exchange and gold gains	33	10,229,501	4,091,015
Other operating income	34	28,382,829	21,301,791
Loan loss allowance	35	(26,880,065)	(31,719,111)

Net operating income		940,800,839	573,660,066

Personnel benefits	36	(89,807,805)	(85,534,951)
Administrative expenses	37	(103,265,262)	(93,008,781)
Asset depreciation and impairment	38	(10,280,330)	(10,939,093)
Other operating expenses	39	(106,263,697)	(78,704,242)

Operating income		631,183,745	305,472,999

Loss from associates and joint ventures		(2,885,422)	(233,352)
Loss on net monetary position	2.1.5.	(570,231,562)	(220,292,724)

Income before income tax		58,066,761	84,946,923

Income tax	11.4	(23,915,697)	(26,691,947)

Net income for the period		34,151,064	58,254,976

Net income for the period attributable to:
Owners of the Parent		34,776,695	58,291,810
Non-controlling interests		(625,631)	(36,834)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2024 AND 2023

EARNINGS PER SHARE

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	03.31.24	03.31.23

Numerator:

Net income attributable to owners of the Parent	34,776,695	58,291,810
Net income attributable to owners of the Parent adjusted to reflect to the effect of dilution	34,776,695	58,291,810

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	56.7588	95.1377
Diluted earnings per share (stated in pesos) (1)	56.7588	95.1377

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Note	03.31.24	03.31.23

Net income for the period		34,151,064	58,254,976

Other comprehensive income components to be reclassified to income/(loss) for the period:

Profit or losses from financial instruments at fair value through OCI

Loss for the period from financial instruments at fair value through OCI		(93,136,472)	(8,400,131)
Reclassification adjustment for the period		(62,537,008)	8,273,623
Income tax	11.4	87,009,081	(2,337,492)

		(68,664,399)	(2,464,000)
Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income / (loss) for the period from equity instruments at fair value through OCI		45,365	(34,578)

		45,365	(34,578)

Total Other Comprehensive Loss for the period		(68,619,034)	(2,498,578)

Total comprehensive income / (loss)		(34,467,970)	55,756,398

Total Comprehensive income / (loss):
Attributable to owners of the Parent		(33,649,707)	55,793,272
Attributable to non-controlling interests		(818,263)	(36,874)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	2024
	Share	Non-capitalized		Other Comprehensive	Reserves
	Capital	contributions		Income
	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
			Equity adjustments				Retained earnings
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	626,238,036	263,209,134	404,480,502	581,292,212	249,481,305	2,132,058,873	27,243,568	2,159,302,441

Total comprehensive income for the period
- Net income/ (loss) for the period	-	-	-	-	-	-	34,776,695	34,776,695	(625,631)	34,151,064
- Other comprehensive loss for the period	-	-	-	(68,426,402)	-	-	-	(68,426,402)	(192,632)	(68,619,034)

Balances at fiscal period end	612,710	6,744,974	626,238,036	194,782,732	404,480,502	581,292,212	284,258,000	2,098,409,166	26,425,305	2,124,834,471

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	2023
	Share	Non-capitalized		Other Comprehensive	Reserves
	Capital	contributions		Income
	Outstanding shares	Share premium		Loss on financial instruments at fair value through OCI				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
							Retained earnings
			Equity adjustments
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	626,238,036	(35,405,329)	348,930,266	477,170,066	277,751,227	1,702,041,950	25,512,016	1,727,553,966

Total comprehensive income for the period
- Net income/ (loss) for the period	-	-	-	-	-	-	58,291,810	58,291,810	(36,834)	58,254,976
- Other comprehensive loss for the period	-	-	-	(2,498,538)	-	-	-	(2,498,538)	(40)	(2,498,578)

Balances at fiscal period end	612,710	6,744,974	626,238,036	(37,903,867)	348,930,266	477,170,066	336,043,037	1,757,835,222	25,475,142	1,783,310,364

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	03.31.24	03.31.23

Cash flows from operating activities

Income before income tax	58,066,761	84,946,923

Adjustment for total monetary income for the period	570,231,562	220,292,724

Adjustments to obtain cash flows from operating activities:	238,173,296	22,644,209
Depreciation and amortization	10,280,330	10,939,093
Loan loss allowance	26,880,065	31,719,111
Effect of foreign exchange changes on cash and cash equivalents	198,856,163	(35,729,383)
Other adjustments	2,156,738	15,715,388

Net decreases from operating assets:	(2,061,727,304)	(1,259,666,507)
Debt securities at fair value through profit or loss	(11,932,212)	(14,736,919)
Derivative instruments	(1,568,607)	5,078,237
Repo transactions	(1,067,423,069)	(372,224,856)
Loans and other financing	(734,012,525)	(587,933,312)
Non-financial Government sector	80,968	(6,749)
Other financial institutions	(395,490)	(5,232,170)
Non-financial Private sector and Residents Abroad	(733,698,003)	(582,694,393)
Other debt securities	(263,304,565)	(205,241,808)
Financial assets pledged as collateral	21,208,913	(33,079,615)
Investments in equity instruments	(1,830,428)	(1,507,173)
Other assets	(2,864,811)	(50,021,061)

Net increases from operating liabilities:	1,619,321,272	1,265,595,280
Deposits	1,407,219,706	1,054,017,961
Non-financial Government sector	159,957,351	8,931,617
Financial sector	171,783	2,748,491
Non-financial Private sector and Residents Abroad	1,247,090,572	1,042,337,853
Liabilities at fair value through profit or loss	(4,277,604)	17,993
Derivative instruments	1,695,883	746,120
Other liabilities	214,683,287	210,813,206

Income tax paid	(806,777)	(794,933)

Total cash flows generated by operating activities	423,258,810	333,017,696

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	03.31.24	03.31.23

Cash flows from investing activities

Payments:	(24,199,783)	(8,867,452)
Purchase of property and equipment, intangible assets and other assets	(24,199,783)	(7,213,487)
Other payments related to investing activities	-	(1,653,965)

Total cash flows used in investing activities	(24,199,783)	(8,867,452)

Cash flows from financing activities

Payments:	(27,841,110)	(23,495,389)
Non-subordinated corporate bonds	(4,076,096)	(857,295)
Financing from local financial institutions	(18,330,310)	(22,560,098)
Leases	(2,459,869)	(77,996)
Other payments related to financing activities	(2,974,835)	-

Collections:	-	425,021
Other collections related to financing activities	-	425,021

Total cash flows used in financing activities	(27,841,110)	(23,070,368)

Effect of foreign exchange changes on cash and cash equivalents	(198,856,163)	35,729,383
Effect of net monetary income/(loss) of cash and cash equivalents	(632,378,209)	(284,691,702)

Total changes in cash flows	(460,016,455)	52,117,557
Restated cash and cash equivalents at the beginning of the year (Note 3)	1,732,960,700	1,398,970,704
Cash and cash equivalents at fiscal period-end (Note 3)	1,272,944,245	1,451,088,261

Notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

1. General Information

1.1. Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 242 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of March 31, 2024.

These consolidated condensed interim financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”). Basis of consolidation is described in Note 2.2.

Part of the Entity's capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2 Evolution of the macroeconomic situation and the financial and capital systems

Over the past few years, the Argentine financial market has been subject to a prolonged volatility period in the market value of government and private financial instruments including a high country risk premium, an increase in the official exchange rate of the Argentine peso to the US dollar, an increase in interest rates and a significant acceleration of the pace of inflation (see note 2.1.5 “Measurement unit”).

Particularly, as regards the U.S. dollar price, since the end of 2019 the gap between the official U.S. dollar price -mainly used for foreign trade- and the market alternative values, reaching caps of around 200%. As of the date of these financial statements, the referred gap is approximately 21%.

As to the management of the federal public debt, a restructuring process has taken place including different voluntary swaps and agreements reached with the so-called Paris Club and the International Monetary Fund.

In this context, on December 10, 2023, the new Argentine administration took office, and issued a series of emergency measures. Some of the main goals entail, among other relevant issues, softening economic regulations, reducing the fiscal deficit mainly through a decrease in expenditure, including lowering different types of subsidies. Likewise, the Argentine peso devalued by about 55% with respect to the US dollar, which has sped up the pace of inflation, being the interannual inflation measured based on the INDEC’s CPI 289% as of the date of issuance of these financial statements.

The comprehensive program pursued by the new Administration includes economic, legal, foreign relations, infrastructure and other reforms. On December 20, 2023, Emergency Decree No. 70/2023 was issued establishing a significant number of reforms regarding which different players filed constitutional protection actions in Court in order to stop them from being implemented. In addition, as of the date of issuance of the accompanying financial statements, a bill including issues such as delegated powers to the Federal Executive, and tax, labor, and social security reforms, among others, is under discussion.

In addition, the domestic and international macroeconomic context gives rise to a certain degree of uncertainty regarding the future as regards its global economic recovery.

In view of the above, the Entity's Management permanently monitors the evolution of the abovementioned situations in the international and local markets, in order to determine the possible actions to be taken and identify possible impacts on its equity and financial position, which may require disclosure in the financial statements of future periods.

2. Basis for the preparation of these financial statements and applicable accounting standards

2.1. Presentation basis

2.1.1. Applicable Accounting Standards

These consolidated condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affects the preparation of these consolidated condensed interim financial statements:

–	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of March 31, 2024 and December 31, 2023, its shareholders’ equity would have been reduced by 11,745,942 and 14,193,158, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7899. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. on May 22, 2024.

2.1.2. Figures stated in thousands of pesos

These consolidated condensed interim financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of March 31, 2024 and are rounded to the nearest amount in thousands of pesos.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

2.1.3. Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and financial liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated condensed interim financial statements were prepared on the basis of historical amounts, except for certain species which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss.

2.1.4. Comparative information

The consolidated statement of financial position as of March 31, 2024 is comparatively presented with the year-end, while the consolidated condensed statements of income, other comprehensive income, changes in shareholders' equity, and cash flows and the related notes for the three-month period ended March 31, 2024, are comparatively presented with the balances of the same period of the previous year.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).

2.1.5. Measuring Unit

These consolidated condensed interim financial statements as of March 31, 2024 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, the particular rules issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied to financial statements for fiscal years starting on, and after January 1, 2020 and defined December 31, 2018 as transition date.

IFRS requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in constant currency. In order to achieve uniformity in the identification of such an economic environment, IAS 29 establishes (i) certain non-exclusive qualitative indicators consisting of analyzing the behavior of the population, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the condition most commonly considered in practice, to verify whether the cumulative inflation rate in three years approaches or exceeds 100%. Due to several macroeconomic factors, three-year inflation was above this figure, while the national government's targets and other available projections indicate that this trend will not be reversed in the short term.

Such restatement should be made as if the economy has always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of currency. In order to make such restatements, a series of indexes prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which combines the consumer price index (CPI) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIIM, the variation of the CPI in the City of Buenos Aires.

Considering the index referred to above, inflation for the three-month period ended March 31, 2024 and 2023 was 51.62% and 21.73%, respectively, and for the fiscal year ended December 31, 2023, was 211.41%.

Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting period. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that may offset these effects to some extent. Net monetary gain or loss is included in income/loss for the reporting period.
ii.	Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.
iii.	Non-monetary items measured at their current values at the end of the reporting period are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary items.
iv.	Non-monetary items measured at historical cost or at a value current as of a date prior to the end of the reporting period are restated at indexes that reflect the variation occurred in the general price index as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values. Charges to income or loss for the period of depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets are determined based on the new restated amounts.
v.	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in income or loss for the period.

b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.
ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity has applied the following procedures:
a)	Equity items, except those stated below, are restated as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 for each particular item.
b)	Reserves, including the reserve for first time application of IFRS, were maintained at their nominal value as of the transition date (non-restated legal amount).
c)	Restated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.

d)	Balances of other accumulated comprehensive income were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it. Under BCRA requirements, the restatement of share capital and additional paid-in capital is disclosed under “Capital adjustments” account.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting period.
ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Gain/loss on net monetary position of cash and cash equivalents”.

2.2. Basis of consolidation

The consolidated condensed interim financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of March 31, 2024 and December 31, 2023.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its yields, the Entity considers all the relevant events and circumstances, including:

–	The purpose and design of the investee.
–	The relevant activities, the decision-making process on these activities and whether the Entity and its subsidiaries can manage those activities.
–	Contractual agreements such as call options, put options and settlement rights.
–	If the Entity and its subsidiaries are exposed to, or entitled to, variable yields arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated condensed interim financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully eliminated.

Any change in the ownership interest in a subsidiary, without loss of control, is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using the related accounting policies consistently with those applied by the Entity. If necessary, the relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of March 31, 2024 and December 31, 2023, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, 22nd Floor	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Av. Córdoba 111, 22nd Floor	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Mutual Funds Manager

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a lawsuit for damages against the Argentine government under case No. 40.437/2010. The lawsuit was ratified by BBVA Banco Francés in its capacity as the Company’s majority shareholder. On July 1, 2021, a decision rejecting the claim was issued. On August 9, 2022, Room I of the Federal Court of Appeals in Contentious and Administrative Matters ratified the trial court decision. On August 25, 2022, a federal extraordinary appeal was filed against the abovementioned resolution, which was partially accepted in regard to the federal issue at stake and rejected the request concerning the grounds of arbitrariness through the court decision dated September 15, 2022. Considering the partial rejection, an appeal was filed with the Argentine Supreme Court of Justice on September 21, 2022. As of the date of issuance of the accompanying financial statements, neither the outcome of the legal process referred to nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. Moreover, in the hypothetical case that there was an unfavorable outcome and legal costs were to be paid by Consolidar AFJP S.A. (in liquidation) and that its equity was not sufficient to do so, the Bank would bear such costs, reserving its right to claim that the portion related to the remaining shareholder be reimbursed.

As of March 31, 2024 and December 31, 2023, the Entity’s interest in consolidated companies is as follows:

Subsidiaries	Shares		Interest held by the Company		Non-controlling interest
	Type	Number	Total share capital	Votes	Total share capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (2)	Common	235,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	- %	- %

(1) According to the Shareholders' Agreement, the Bank controls the entity because it is exposed to, or entitled to, variable yields due to its continued involvement in the entity and has the capacity to manage the activities relevant to affect those returns, such as financial and risk management activities, among others.

(2) On November 28, 2023, a contribution in cash was made for 120,000 (228,280 in restated values). The Bank subscribed 64,667 (123,018 in restated values) and BBVA subscribed 55,333 (105,262 in restated values).

The Entity’s and its subsidiaries’ total assets, liabilities and equity as of March 31, 2024 and December 31, 2023, are as follows:

Entity	Balances as of 03/31/2024
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Income / (loss) attributable to owners of the Parent	Income / (loss) attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	77,840,806	42,326,319	18,112,387	17,402,100	599,761	576,225
PSA Finance Arg. Cía. Financiera S.A. (1)	55,800,170	38,016,930	8,891,620	8,891,620	(1,141,073)	(1,141,072)
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	347,696	62,325	153,786	131,585	(71,017)	(60,784)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	20,669,109	2,036,828	18,632,281	—	1,356,497	—
Banco BBVA Argentina S.A.	8,044,041,893	5,945,632,727	2,098,409,166	—	34,776,695	—
Withdrawals	(94,202,275)	(48,412,201)	(45,790,074)	—	(744,168)	—
Consolidated	8,104,497,399	5,979,662,928	2,098,409,166	26,425,305	34,776,695	(625,631)

Entity	Balances as of 12/31/2023
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Income / (loss) attributable to owners of the Parent	Income / (loss) attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	107,123,892	72,785,391	17,512,625	16,825,876	1,223,153	1,175,187
PSA Finance Arg. Cía. Financiera S.A. (1)	69,934,696	49,484,058	10,225,307	10,225,331	(604,012)	(604,013)
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	453,779	36,608	224,810	192,361	36,362	31,113
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	20,876,621	3,600,837	17,275,784	—	11,428,849	—
Banco BBVA Argentina S.A.	9,188,188,540	7,056,129,667	2,132,058,873	—	249,481,305	—
Withdrawals	(100,487,902)	(55,249,376)	(45,238,526)	—	(12,084,350)	—
Consolidated	9,286,089,626	7,126,787,185	2,132,058,873	27,243,568	249,481,307	602,287

The Board of Directors of Banco BBVA Argentina S.A. considers that there are no other companies or structured entities that should be included in the consolidated condensed interim financial statements as of March 31, 2024.

Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 50). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case-by-case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

Mutual funds

The Group acts as fund manager in various mutual funds (see Note 51). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause. The Group has concluded that it has no control over any of these mutual funds.

2.3. Summary of significant accounting policies

These consolidated condensed interim financial statements as of March 31, 2024 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applied accounting policies”, which in particular for consolidated condensed interim financial statements is based on IAS 34 “Interim Financial Reporting”.

In preparing these consolidated condensed interim financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit" and 2.5 "Regulatory changes made this year", the Entity has consistently applied the basis of presentation and consolidation, significant accounting policies and judgments, estimates and accounting assumptions described in the consolidated financial statements for the fiscal year ended December 31, 2023, already issued, except as indicated in Note 2.1.1.

These consolidated condensed interim financial statements include all the information necessary for an appropriate understanding by the users thereof, of the basis for preparation and presentation used, as well as the relevant events and transactions occurred after the issuance of the latest annual consolidated financial statements for the fiscal year ended December 31, 2023. However, these consolidated condensed interim financial statements do not include all the information or all the disclosures required for annual consolidated financial statements prepared in accordance with IAS 1 “Presentation of Financial Statements”. Therefore, these consolidated condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended December 31, 2023, already issued.

2.3.1. Going concern

Bank Management assessed its capacity to continue as a going concern and concluded that it has the resources to continue in the business in the near future. Management is not aware of any material uncertainty that could compromise the Bank’s capacity to continue as a going concern. Therefore, these consolidated financial statements were prepared on a going concern basis.

2.4. Accounting judgments, estimates and assumptions

The preparation of these consolidated condensed financial statements in accordance with IFRS requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting period.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effect is recognized prospectively.

The most significant accounting judgments, estimates and assumptions included in these financial statements were the same as those described in Notes 2.4.1, 2.4.2 and 2.4.3 to the consolidated financial statements as of December 31, 2023, already issued.

2.5. Regulatory changes introduced during this fiscal year

In the fiscal year beginning January 1, 2024, the following amendments to IFRS became effective, which have not had a significant impact on these consolidated condensed interim financial statements taken as a whole:

Amendments to IAS 1: Classification of current and noncurrent liabilities with covenants

In January 2020 and October 2022, the IASB issued amendments to IAS 1 Presentation of Financial Statements specifying the requirements to classify liabilities as current or non-current. The amendments clarify: (i) what it mean by a right to defer settlement; (ii) That a right to defer must exist at the end of the reporting period; (iii) that such classification is unaffected by the likelihood that an entity will exercise its right to defer; (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability do not affect its classification; and (v) disclosures.

The IASB decided that if an entity's right to defer payment of a liability is subject to an entity’s compliance with the required covenants only at a date subsequent to the reporting period ("future covenants"), the entity has the right to defer payment of the liability even if the entity had not been compliant at the end of the reporting period.

The amendments also clarify that the requirement of the right to exist at the end of the reporting period applies to covenants that the entity must comply with at the reporting date or earlier, regardless of whether compliance is evidenced at that date or at a later date.

Amendment to IFRS 16 – Lease liability in a sale and leaseback:

In September 2022, the IASB issued amendments to IFRS 16, specifically on the requirements that a lessee-seller uses to measure the lease liability arising in a sale and leaseback transaction, to ensure that the lessee-seller does not recognize any amount of gain or loss that relates to the right-of-use. The application of these requirements will not prevent the lessee-seller from recognizing, in profit or loss, any gain or loss related to the partial or total termination of a lease. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a subsequent lease. The initial measurement of lease liabilities arising from a subsequent lease may result in the seller-lessee determining 'lease payments' that are different from the general definition of lease payments. The seller-lessee should develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8.

Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”, which specify the information requirements to be disclosed to enhance the current requirements, the purpose of which is helping financial statement users to understand the effects of supplier finance agreements on the entity’s liabilities, cash flows and exposure to liquidity risk.

These amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including the terms and conditions of those arrangements, the quantitative information on liabilities related to those arrangements at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. The information on those arrangements is required to be aggregated unless the individual arrangements have dissimilar or unique terms and conditions. In the context of the quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose.

2.6. New pronouncements

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, the early application of any IFRS is not permitted, unless specifically permitted at the time of adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated condensed interim financial statements are disclosed below. The Entity will adopt these standards, if applicable, when they are effective:

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 relating to the “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when interchangeability is lacking. A currency is considered to be exchangeable for another currency when an entity is able to obtain the other currency without undue delay and through markets or exchange mechanisms that create enforceable rights and obligations. If a currency is not exchangeable for another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity's purpose in estimating the spot rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments state that an entity may use an unadjusted observable exchange rate or other estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable for another currency, it should disclose information that enables users of the financial statements to understand how the fact of that currency not being interchangeable affects, the entity's performance, financial position and cash flows. These amendments will be effective from January 1, 2025. The Entity is evaluating the effects that this amendment would have on the Financial Statements.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosures in Financial Statements”, addressing the disclosure format for profit or loss in the financial statements, the performance measures defined by management and the aggregation/breakdown of information in disclosures. This regulation will replace IAS 1 and is effective as from January 1, 2027. The Bank is assessing the effects that this regulation would have on the financial statements.

2.7. Transcription to the books

As of the date of these consolidated condensed interim financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication and result. In addition, the accounting entries are in the process of being transcribed to the relevant books and records, in accordance with applicable laws in force.

3. Cash and deposits in banks

The breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	03.31.24	12.31.23

Cash	722,438,246	1,102,701,379
B.C.R.A. - Current account	465,584,878	545,617,087
Balances with other local and foreign financial institutions	84,921,121	84,642,234

TOTAL	1,272,944,245	1,732,960,700

The balances of Cash and deposits in banks as of March 31, 2023 and as of December 31, 2022, amounted to 1,451,088,261 and 1,398,970,704.

4. Debt securities at fair value through profit or loss

Breakdown is as follows:

	03.31.24	12.31.23

Government securities	226,738,530	339,530,507
Private securities – Corporate bonds	1,874,683	3,260,324

TOTAL	228,613,213	342,790,831

A breakdown of this information is provided in Exhibit A.

5. Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	03.31.24	12.31.23

Debit balances linked to foreign currency forwards pending settlement in pesos	10,394,538	12,942,746
Income from put options taken (1)	1,641,254	2,222,311

TOTAL	12,035,792	15,165,057
(1)	The Entity subscribed for options as set forth in Communication “A” 7546 issued by the BCRA.

Liabilities

	03.31.24	12.31.23

Credit balances linked to foreign currency forwards pending settlement in pesos	3,997,806	3,252,617

TOTAL	3,997,806	3,252,617

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of put options taken are reported below:

	03.31.24	12.31.23

Foreign currency forwards

Foreign currency forward purchases - US$	287,349	169,836
Foreign currency forward sales - US$	221,509	119,093
Foreign currency forward sales - Euros	392	5,500

Put options

Put options taken (1)	139,175,637	142,183,107

(1) See Note 9.2.

6. Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	03.31.24	12.31.23

Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA (1)	2,032,906,044	1,823,133,080

TOTAL	2,032,906,044	1,823,133,080

(1)	As of March 31, 2024 and December 31, 2023, repurchase transactions involving BCRA Liquidity Bills fall due on April 3, 2024 and January 2, 2024, respectively.

Repurchase transactions

No repurchase transactions were accounted for as of March 31, 2024 and December 31, 2023.

7. Other financial assets

Breakdown is as follows:

	03.31.24	12.31.23
Measured at amortized cost

Other receivables	54,400,783	74,890,251
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	43,027,648	61,368,246
Non-financial debtors from spot transactions pending settlement	4,883,752	1,326,061
Financial debtors from spot transactions pending settlement	-	1,397,801
Other	193,652	192,701

	102,505,835	139,175,060

Measured at fair value through profit or loss

Mutual funds	1,514,432	1,124,749

	1,514,432	1,124,749

Allowance for loan losses (Exhibit R)	(1,498,372)	(2,151,428)

TOTAL	102,521,895	138,148,381

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

8. Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Group measures loans and other financing at amortized cost. Breakdown is as follows:

	03.31.24	12.31.23

Credit cards	875,131,662	1,065,381,872
Overdrafts	323,518,331	267,636,379
Unsecured instruments	322,173,837	482,261,970
Loans for the prefinancing and financing of exports	292,687,836	232,285,757
Consumer loans	199,942,806	230,191,940
Discounted instruments	190,859,710	220,173,045
Mortgage loans	125,697,091	120,394,595
Pledge loans	42,407,168	67,221,807
Other financial institutions	17,830,676	24,914,617
Loans to personnel	16,079,218	15,569,377
Receivables from finance leases	13,591,896	19,285,883
Instruments purchased	2,073,363	4,572,256
Non-financial Government sector	65,495	220,168
Other financing	248,455,815	314,043,230

	2,670,514,904	3,064,152,896

Allowance for loan losses (Exhibit R)	(59,869,283)	(68,868,994)

TOTAL	2,610,645,621	2,995,283,902

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	03.31.24		12.31.23
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	10,176,055	3,015,468	13,631,895	3,941,540
From 1 to 2 years	9,302,283	3,122,471	14,062,827	5,539,266
From 2 to 3 years	7,486,195	3,588,897	10,290,378	4,672,003
From 3 to 4 years	3,220,713	1,998,314	5,551,359	3,327,664
From 4 to 5 years	1,923,408	1,866,746	1,983,204	1,805,410

TOTAL	32,108,654	13,591,896	45,519,663	19,285,883

Share capital		13,008,206		18,306,634
Accrued interest		583,690		979,249

TOTAL		13,591,896		19,285,883

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	03.31.24	12.31.23

Total Exhibits B and C	2,809,172,929	3,239,317,570
Plus:
Loans to personnel	16,079,218	15,569,377
Interest and other items accrued receivable from financial assets with credit value impairment	1,203,135	1,232,329
Less:
Allowance for loan losses (Exhibit R)	(59,869,283)	(68,868,994)
Adjustments for effective interest rate	(13,863,857)	(20,728,928)
Corporate bonds and other private securities	(18,172,130)	(14,239,415)
Loan commitments	(123,904,391)	(156,998,037)

Total loans and other financing	2,610,645,621	2,995,283,902

Note 43.2 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of March 31, 2024 and December 31, 2023, the Group holds the following loan commitments booked in off- balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	03.31.24	12.31.23

Liabilities related to foreign trade transactions	60,899,667	57,923,741
Secured loans	45,569,934	67,376,928
Overdrafts and receivables not used	14,913,085	27,558,226
Guarantees granted	2,521,705	4,139,142

TOTAL	123,904,391	156,998,037

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 42.1. Financial instruments risk policies to the consolidated financial statements as of December 31, 2023).

Financing line for productive investment

The BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2021/2022, 2022, 2022/2023, 2023, 2023/2024 Quotas and MiPyME Mínimo, pursuant to the following conditions for the quotas in force during fiscal year 2023 and 2024:

Account	2022/2023 Quota	2023 Quota	2023/2024 Quota	MiPyME Mínimo Quota
Applicable law	“B” 12413 – “A” 7612	“B” 12544 – “A” 7720	"B" 12667 - “A” 7848	“A” 7983
Amount to be allocated	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos of the previous month at the beginning of the period.
Calculation of application	Between 10.1.2022 and 03.31.2023	Between 04.1.2023 and 09.30.2023	Between 10.1.2023 and 03.31.2024	As from 04.1.2024
Maximum interest rate	Capped at an annual nominal fixed rate of 64.50% for investment projects, and at an annual nominal fixed rate of 75.50% for other purposes.		Capped at an annual nominal fixed rate of 97% for investment projects, and at an annual nominal fixed rate of 109% for other purposes.	The interest rate to be agreed upon by the parties.
Currency	Pesos
Minimum term	At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.

As of March 31, 2024, the total amount disbursed by the Entity meets the BCRA requirement. Disbursements are reported below:

Quota	Minimum Amount to be Allocated (1)	Simple Average of Daily Balances (1)	Amount Disbursed (1)
2021/2022 Quota	32,447,048	43,434,402	62,449,414
2022 Quota	42,867,291	63,022,460	98,200,990
2022/2023 Quota	58,558,806	86,880,132	127,355,598
2023 Quota	84,764,223	148,263,325	234,048,314
2023/2024 Quota	135,740,381	129,484,282	220,930,680
MiPyME Mínimo Quota	(*)	(*)	(*)

(*) As of the date of these financial statements, the term reported by Communication “A” 7983 has not expired.

(1) The amounts are exposed in nominal values.

9. Other debt securities

9.1. Financial assets measured at amortized cost

Breakdown is as follows:

	03.31.24	12.31.23

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	83,969,942	75,056,853
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	35,757,881	49,135,868
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,459,254	22,397,379

TOTAL	134,187,077	146,590,100

9.2. Financial assets measured at fair value through OCI

Breakdown is as follows:

	03.31.24	12.31.23

Government securities (1)	707,167,782	791,275,209
Private securities – Corporate bonds	17,634,458	13,584,082
Local BCRA Bills in foreign currency	16,633,884	105,789,699
BCRA Liquidity Bills in pesos	-	91,708,415

TOTAL	741,436,124	1,002,357,405

(1)	In March 2023, the Bank launched a voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bill in pesos at discount. Maturity April 28, 2023 (LEDES S28A3)	19,027,714,460
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity May 19, 2023 (LECER X19XY3)	7,000,000,000
Argentine Treasury Bill in pesos at discount. Maturity May 31, 2023 (LEDES S31Y3)	6,840,800,244
Argentine Treasury Bill in pesos at discount. Maturity June 30, 2023 (LEDES S30J3)	5,532,343,136

Securities Received
Species	Nominal values
Argentine Treasury Bond in pesos adjusted by CER at 3.75%. Maturity April 14, 2024 (T3X4P)	13,237,176,685
Argentine Treasury Bond in pesos adjusted by CER 4%. Maturity October 14, 2024 (T4X4P)	17,649,568,913
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity February 14, 2025 (T2X5P)	13,237,176,685

In June 2023, the Bank launched a new voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity June 16, 2023 (LECER X16J3)	2,159,998,000
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity July 18, 2023 (LECER X18L3)	35,863,500,000
Argentine Treasury Bonds in pesos adjusted by CER 1.45%. Maturity August 13, 2023 (T2X3)	3,622,490,577

Securities Received
Species	Nominal values
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity December 13, 2024 (T5X4P)	71,442,000,014

In addition, the Bank purchased put options from the BCRA. These options grant the Bank an opportunity to sell (put option) the underlying asset at a price determined by BCRA applicable regulations. In this transaction, options may be exercised up to the day prior to the maturity date of the underlying asset. As of March 31, 2024, their notional value stood at 139,175,637,297 (see Exhibit A and O to the separate condensed interim financial statements).

10. Financial assets pledged as collateral

Breakdown is as follows:

		03.31.24	12.31.23

BCRA - Special guarantee accounts (Note 47.1)	(1)	140,760,251	146,961,300
Guarantee trust - Government securities at fair value through OCI	(2)	85,386,370	198,013,557
Deposits as collateral	(3)	35,720,980	42,399,880
Guarantee trust - USD - Government and Private Securities at fair value through OCI	(4)	4,302,113	9,320,461

TOTAL		266,169,714	396,695,198

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2024 and 2025 (Species T2X4 and T2X5). As of December 31, 2023, the trust was composed of species T2X4, T2X5 and TX26.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases.
(4)	The trust is composed of dollars in cash, Treasury Bonds (TV24D) and Private Securities (PQCOO and PCRH) as collateral for activities related to the transactions on MAE and BYMA. As of December 31, 2023, the trust was composed of dollars in cash, Treasury Bonds (TV24D) and Private Securities (LUC4O, PQCOO and PQCHO).

11. Income tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future

11.1. Current income tax assets

Breakdown is as follows:

	03.31.24	12.31.23

Advances (subsidiaries)	204,083	243,114
	204,083	243,114

11.2. Current income tax liabilities

Breakdown is as follows:

	03.31.24	12.31.23

Income tax provision	196,278,537	297,036,584
Advances	(3,963,748)	(5,147,092)
Collections and withholdings	(530,448)	(522,752)

	191,784,341	291,366,740

11.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized through		03.31.24
	As of 12.31.23	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	20,863,109	(880,648)	-	19,982,461	-
Provisions	53,985,349	(2,453,052)	-	51,532,297	-
Loans and cards commissions	5,473,579	(1,859,183)	-	3,614,396	-
Organizational expenses and others	(25,697,482)	(2,195,705)	-	-	(27,893,187)
Property and equipment and miscellaneous assets	(63,299,255)	(449,265)	-	-	(63,748,520)
Debt securities and investments in equity instruments	(26,356,129)	(71,612,701)	87,009,081	-	(10,959,749)
Derivatives	-	-	-	-	-
Tax inflation adjustment	1,933,185	(960,223)	-	972,962	-
Tax losses	1,908,413	55,037,009	-	56,945,422	-
Other	79	(27)	-	52	-

Balance	(31,189,152)	(25,373,795)	87,009,081	133,047,590	(102,601,456)

Offsettings				(102,601,456)	102,601,456

Net deferred asset				30,446,134	-

Account		Changes recognized through		As of 12.31.23
	As of 12.31.22	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	23,760,737	(2,897,628)	-	20,863,109	-
Provisions	59,560,322	(5,574,973)	-	53,985,349	-
Loans and cards commissions	5,765,222	(291,643)	-	5,473,579	-
Organizational expenses and others	(23,009,089)	(2,688,393)	-	-	(25,697,482)
Property and equipment and miscellaneous assets	(61,436,362)	(1,862,893)	-	-	(63,299,255)
Debt securities and investments in equity instruments	(44,956,578)	172,389,951	(153,789,502)	-	(26,356,129)
Derivatives	-	-	-	-	-
Tax inflation adjustment	12,115,940	(10,182,755)	-	1,933,185	-
Other	3,782,325	(1,873,912)	-	1,908,413	-
Tax losses	203	(124)	-	79	-

Balance	(24,417,280)	147,017,630	(153,789,502)	84,163,714	(115,352,866)

Offsettings				(79,848,842)	79,848,842

Balance				4,314,872	(35,504,024)

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position.

11.4. Income tax

Below are the main components of the income tax expense:

	03.31.24	03.31.23

Current income tax expense	1,458,098	(37,417,719)
Income / (loss) from deferred income tax	(25,373,795)	10,725,772

Income tax recognized through profit or loss	(23,915,697)	(26,691,947)

Income tax recognized through OCI	87,009,081	(2,337,492)

Total income tax	63,093,384	(29,029,439)

The Group's effective tax rate calculated on the income tax recognized in the income statement for the period ended March 31, 2024 and 2023 was 41% and 31%, respectively.

The income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted tax rate that the Entity expects for the fiscal year.

11.5. Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the fiscal year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the closing of the fiscal year being settled;

ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third year of application, respectively;

iii.	The effect of the positive or negative tax inflation adjustment, as the case may be, related to the first, second and third fiscal years beginning on January 1, 2018, is allocated one-third in that fiscal year and the remaining two-thirds, equally, in the two subsequent fiscal years;

iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, one-sixth must be imputed to the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of March 31, 2024, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

11.6. Income tax corporate rate:

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these financial statements, the Entity and its subsidiaries have determined current income tax using the tax rate applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

11.7. Other tax matters

- Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018.

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality of section 39 of Law No. 24,073, section 4 of Law No. 25,561, section 5 of Decree No. 214/02 issued by the Argentine Executive, Law No. 27,468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20,628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure on nominal values was an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800 (in nominal values), for fiscal year ended December 31, 2017, in the amount of 1,021,519 (in nominal values), and for fiscal year ended December 31, 2018, in the amount of 3,239,760 (in nominal values).

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity's authorities or the Entity's right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not contemplated by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision, pursuant to the accounting standards prescribed by the regulator for this case.

On June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal year 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authority Administración Federal de Ingresos Públicos (“AFIP” or the “Tax Authority” or the “National Tax Authority”) filed an extraordinary appeal against the judgment, but then withdrew it through a motion filed on February 1, 2021.

In addition, the Bank reversed the provision set up for fiscal year 2016 at the request of the BCRA, recognizing a benefit in the first quarter of 2021 in the amount of 1,185,800 in nominal values (14,574,202 in values restated as of March 31, 2024).

On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position. After appealing the judgment to the Appellate Court, the Bank filed the basis for the appeal but on September 3, 2021 the tax authority filed a brief withdrawing the appeal filed. Although the Appellate Court did not accept the withdrawal because the documentation submitted did not fulfill the necessary conditions, since no basis for the appeal was finally filed, we understand that the appeal will be declared void.

On September 30, 2021, the Court determined that the proceedings were set for the agreement to be entered. On November 2, 2021, AFIP filed a motion ratifying the withdrawal of the appeal filed with respect to the merits of the case. On November 3, 2021 the Court ordered to proceed with the case for an agreement to be entered. Finally, on May 10, 2022, the Appellate Court considered that AFIP had withdrawn its appeal with respect to the judgment on the merits.

On June 25, 2021, the Bank notified the BCRA about the reversal of the provision set up pursuant to Memorandum No. 6/2017 issued by the BCRA concerning the income tax reassessment due to the inflation adjustment for tax purposes for fiscal years 2017 and 2018 for a total amount of 4,261,279 in nominal values (47,203,615 in values restated as of March 31, 2024), since, based on the assessment made and on its legal and tax advisors’ opinion, the Entity believes that it is more probable than not that it will obtain a favorable final judgment in respect of these fiscal years. The Entity notified the BCRA of the criteria adopted, to which the BCRA gave its consent.

On October 5, 2022, the Federal Contentious Administrative Trial Court No. 2 issued a favorable decision on the unconstitutionality action filed with respect to the regulations banning the application of title VI of the adjustment for inflation in the 2018 income tax return. After appealing the judgment, on November 17, 2022, we filed a brief stating grievances in connection with legal costs, and on November 27, 2022, AFIP filed its brief.

On July 11, 2023, the decision issued by Room I of the Federal Court of Appeals in Contentious and Administrative Matters confirming the trial court decision in favor of the Bank was notified. On August 8, 2023, AFIP filed an extraordinary appeal, which was partially granted.

On September 19, 2023, the Court of Appeals partially accepted the extraordinary appeal submitted to the Argentine Supreme Court of Justice. At present, it is awaiting for the Argentine Supreme Court of Justice to decide on the appeals filed by the AFIP (Federal Public Revenue Agency).

Based on the foregoing, as of March 31, 2024, the Entity has no liabilities for the items referred to above.

- Inflation adjustment for tax purposes. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11,683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24).

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

- Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the federal tax authorities (AFIP-DGI) for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (78,829,842 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (69,871,646 in restated values) and on the income tax expense of 784,000 (8,958,202 in restated values).

On August 15, 2023, a trial court decision sustaining the claim filed by the Bank was issued. On August 22, 2023, we appealed the decision by which the Bank should bear the costs and requested that they be borne by the losing party. On August 23, 2023, the AFIP appeals the subject matter of the case requesting that the decision be revoked.

- Inflation adjustment for tax purposes. Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the AFIP in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax year for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

On June 6, 2023, a prompt resolution was requested. In view of the AFIP's silence, on September 20, 2023, a claim was filed before the Federal Court on Contentious Administrative Matters No. 1, Clerks’ Office No. 1.

- Inflation adjustment for tax purposes. Fiscal year 2022

On June 2, 2023, the Bank filed an unconstitutionality action against the AFIP-DGI to obtain a ruling declaring the unconstitutionality of section 93 of Income Tax Law (as revised in 2019) or other regulations preventing the comprehensive application of the tax adjustment for inflation, as it leads to a confiscatory income tax assessment for 2022 and, consequently, allows for the comprehensive adoption of the cost and amortization adjustment method provided for by sections 62 through 66, 71, 87 and 88 of Income Tax Law.

On June 6, 2023, Court No. 9 forwarded the proceedings to the prosecutor's office to rule on jurisdiction. Once the prosecutor's opinion was submitted on June 8, the Court declared its jurisdiction.

- Requests for refund. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002, respectively, in nominal values.

Based on grounds similar to those stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2016, 2017 and 2018,” on November 19, 2015, an administrative action requesting a refund for fiscal years 2013 and 2014 was filed, and the related judicial action was filed on September 23, 2016 for both fiscal years, given that no answer was received from AFIP.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On October 21, 2020, the Entity was notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund for fiscal year 2014. AFIP filed an appeal against such judgment before the Appellate Court.

On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA Argentina's complaint, thereby ordering the tax authorities to refund the amount of 264,257 (nominal values) paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The National Tax Authority filed an appeal against the judgment. Finally, on May 6, 2021, the Federal Appellate Court on Administrative Matters (Courtroom I) confirmed the appealed judgment on the merits, therefore dismissing the appeal brought by the national tax authorities.

On April 27, 2021, the Appellate Court rendered judgment in favor of the Bank concerning the refund of income tax for fiscal year 2014. In its judgment, the Appellate Court substantially confirmed the judgment rendered by the Court of First Instance on the merits, upholding the confiscatory nature of the tax.

The National Tax Authority brought extraordinary appeals against both judgments, and the Appellate Court has rejected such appeal with respect to the claims of arbitrariness and serious institutional implications.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and AFIP appealed such judgment.

On July 12, 2023, the Bank was notified of the decision issued by the Argentine Supreme Court of Justice with respect to the 2014 tax period rejecting the extraordinary appeal and the appeal filed by Tax Authorities. Thus, the favorable decisions issued by previous courts recognizing a 647,946 reimbursement (in nominal values) for such period plus the interest calculated in accordance with the weighted average deposit interest rate published by the BCRA became final. Such calculation was filed.

On August 7, 2023, we were notified of the decision issued by the Argentine Supreme Court of Justice with respect to the 2013 tax period rejecting the extraordinary appeal and the appeal filed by Tax Authorities, thus rendering the decisions issued by previous court instances final. Those decisions recognized that the Bank should be reimbursed 264,257 (in nominal values) for such period plus interest, and determined that the BCRA weighted average deposit interest rate should be applied until July 31, 2019, and the monthly effective rate published by the AFIP in compliance with Ministry of Finance 598/19, as from August 1, 2019, and until the actual payment is made. The calculation was filed.

As to the 2013 tax period, on December 27, 2023, the AFIP deposited on the bank account in the Bank’s name the amount of 1,037,484 (in nominal terms), comprising 264,257 (in nominal terms) as principal and 773,227 (in nominal terms) as principal and interest.

As a result of the abovementioned favorable decisions by the Argentine Supreme Court of Justice and the collection of one of such cases, the Bank booked a receivable of 8,083,923 in nominal terms (9,744,753 in values restated as of March 31, 2024).

On October 25, 2023, the Appellate Court rendered favorable judgment in the case relating to the request for refund of the Income Tax due to the application of the tax inflation adjustment in 2015, confirming the first instance judgment.

The AFIP and the Entity filed extraordinary appeals. At present, the appeals filed are pending resolution.

12. Investments in equity instruments

12.1. Investments in equity instruments through profit or loss

Breakdown is as follows:

	03.31.24	12.31.23

Private securities - Shares of other non-controlled companies	4,681,941	4,891,221

TOTAL	4,681,941	4,891,221

12.2. Investments in equity instruments through other comprehensive income

Breakdown is as follows:

	03.31.24	12.31.23

Compensadora Electrónica S.A.	1,352,138	1,352,138
Mercado Abierto Electrónico S.A.	994,263	776,024
Banco Latinoamericano de Exportaciones S.A.	508,878	613,262
Seguro de Depósitos S.A.	193,465	218,721
Other	36,260	49,538

TOTAL	3,085,004	3,009,683

13. Investments in associates

Breakdown is as follows:

	03.31.24	12.31.23

BBVA Seguros Argentina S.A.	6,006,262	7,141,482
Rombo Compañía Financiera S.A.	4,822,959	4,666,077
Interbanking S.A.	3,199,769	3,199,769
Play Digital S.A.(1)	1,245,671	2,961,218
Openpay Argentina S.A.(2)	589,819	781,338

TOTAL	15,864,480	18,749,884
(1)	In order to determine the value of this investment, the accounting information of Play Digital S.A. as of December 31, 2023 has been used. In addition, the significant transactions made or events occurred between January 1 and March 31, 2024 were considered.
(2)	On April 19, 2023, 29,205 (in nominal values) shares were subscribed for and paid in in cash.

14. Property and equipment

Breakdown is as follows:

	03.31.24	12.31.23

Real estate	335,230,444	337,370,941
Furniture and facilities	60,068,504	58,132,673
Right of use of leased real estate	39,030,859	36,905,457
Machinery and equipment	21,655,295	11,957,202
Construction in progress	8,164,033	6,185,827
Vehicles	1,500,863	1,610,926

TOTAL	465,649,998	452,163,026

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of certain pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Account	Impairment
	03.31.2024	12.31.2023

Real estate - Balvanera	(1,084,246)	(1,084,246)
Real estate - Libertador	(882,202)	(882,202)
Real estate - Store 1 Puerto Madero	(454,720)	(454,720)
Real estate - Store 5 Puerto Madero	(333,824)	(333,824)
Real estate - Cerro Las Rosas	(109,994)	(109,994)
Real estate - Mar del Plata	(107,281)	(107,281)
Real estate - Lavallol	(69,520)	(69,520)
Real estate - La Plata	(62,940)	(62,940)
Real estate - Monte Grande	(59,477)	(59,477)
Real estate - Bahía Blanca	(22,364)	(22,364)

TOTAL	(3,186,568)	(3,186,568)

15. Intangible assets

Breakdown is as follows:

	03.31.24	12.31.23

Own systems development expenses	50,911,840	50,243,651

TOTAL	50,911,840	50,243,651

16. Other non-financial assets

Breakdown is as follows:

	03.31.24	12.31.23

Investment properties	90,799,611	91,204,837
Prepayments	14,171,293	18,696,610
Advances to suppliers of goods	11,072,669	10,010,695
Tax advances	10,508,927	11,446,455
Other miscellaneous assets	2,071,994	1,741,749
Advances to personnel	247,502	12,898,874
Assets acquired as security for loans	117,962	119,844
Other	1,912,122	11,938,343

TOTAL	130,902,080	158,057,407

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

The impairment of assets booked in Investment properties under non-financial assets is as follows:

Account	Impairment
	03.31.24	12.31.23

Leased real estate - Viamonte	(361,336)	(361,336)

TOTAL	(361,336)	(361,336)

17. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

Breakdown is as follows:

	03.31.24	12.31.23

Real estate held for sale - Fisherton	725,474	725,474
Real estate held for sale - Bernal	140,255	140,255
Real estate held for sale - Mendoza	236,401	236,401
Real estate held for sale - Villa Lynch	189,984	189,984

TOTAL	1,292,114	1,292,114

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property as of the end of the previous fiscal year, the carrying amount of certain pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of non-current assets held for sale is as follows:

Account	Impairment
	03.31.2024	12.31.2023

Real estate held for sale - Fisherton	(375,558)	(375,558)

TOTAL	(375,558)	(375,558)

18. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	03.31.24	12.31.23

Non-financial Government sector	161,850,260	51,602,236
Financial Sector	3,103,951	3,901,430
Non-financial Private Sector and Residents Abroad	4,610,520,584	5,462,477,119
Savings accounts	1,949,149,387	2,608,130,275
Checking accounts	1,273,474,149	1,385,310,330
Time deposits	1,086,285,336	1,152,208,368
Investment accounts	269,861,667	276,144,027
Other	31,750,045	40,684,119

TOTAL	4,775,474,795	5,517,980,785

19. Liabilities at fair value through profit or loss

Breakdown is as follows:

	03.31.24	12.31.23

Liabilities for transactions with government securities	8,015,444	15,663,036

TOTAL	8,015,444	15,663,036

20. Other financial liabilities

Breakdown is as follows:

	03.31.24	12.31.23

Obligations from financing of purchases	365,340,781	426,370,211
Payment orders pending credit	55,243,894	21,682,788
Collections and other transactions on behalf of third parties	40,649,929	61,866,098
Funds collected on behalf of AFIP	28,911,036	112,014,191
Lease liabilities (Note 25)	26,017,321	35,644,502
Receivables from spot purchases pending settlement	4,725,907	1,165,426
Credit balance for spot purchases or sales pending settlement	293,653	515,999
Commissions accrued payable	12,985	19,486
Other	19,506,412	20,378,645

TOTAL	540,701,918	679,657,346

21. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	03.31.24	12.31.23

Local financial institutions	20,380,467	38,524,925
Foreign financial institutions	898,203	4,051,435
BCRA	104,573	165,764

TOTAL	21,383,243	42,742,124

22. Corporate bonds issued

As of March 31, 2024 and December 31, 2023, the balances related to corporate bonds of the Bank and its subsidiaries were as follows:

Detail	Issuance date	Nominal value	Maturity	Rate	Payment of interest	Outstanding securities as of 03.31.24	Outstanding securities as of 12.31.23

Class 10 Volkswagen Financial Services	10/12/2023	10,000,000	10/12/2024	Badlar + 4.5 (class 10)	Quarterly	10,000,000	15,162,176

				Total Consolidated Principal		10,000,000	15,162,176
				Consolidated Interest / Adjustments payable		2,296,900	4,270,745
				Total Consolidated Principal and Interest / Adjustments Accrued		12,296,900	19,432,921

Definitions

BADLAR RATE: Interest rate for deposits over 1 (one) million pesos, for a term of 30 to 35 days.

23.        Provisions

Breakdown is as follows:

	03.31.24	12.31.23

Provision for contingent commitments (Exhibits J and R)	8,254,048	9,055,413
Provisions for termination plans (Exhibit J)	770,101	1,167,641
For administrative, disciplinary and criminal penalties (Note 52 and Exhibit J)	5,000	7,581
Other contingencies (Exhibit J)	43,027,259	21,191,099
Provision for tax lawsuits	28,790,703	2,926,706
Provision for commercial lawsuits	11,051,602	13,722,899
Provision for labor lawsuits	1,061,419	1,384,140
Other	2,123,535	3,157,354

TOTAL	52,056,408	31,421,734

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated condensed interim financial statements and are related to 141 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 21,054, out of which a cash disbursement of approximately 7,700 is expected for the next 9 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

24. Other non-financial liabilities

Breakdown is as follows:

	03.31.24	12.31.23

Miscellaneous creditors	164,584,820	194,169,177
Short-term personnel benefits	65,846,861	92,520,306
Advances collected	50,383,818	74,752,137
Other collections and withholdings	49,766,181	63,657,669
Other taxes payable	29,958,697	51,710,899
Social security payment orders pending settlement	3,874,726	562,421
Long-term personnel benefits	3,194,628	4,843,751
For contract liabilities	2,732,329	2,582,285
Termination benefits payable	977,006	1,761,143
Other	2,633,007	3,206,070

TOTAL	373,952,073	489,765,858

25. Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of March 31, 2024:

Rights of use under leases

	Original			Amortization				Residual
	value as of			Accumulated			Accumulated as of	value as of
Account	01.01.24	Additions	Derecognitions	as of 01.01.24	Derecognitions	For the Period (1)	fiscal period end	03.31.24

Leased real estate	74,463,757	2,994,728	1,839,208	37,558,300	1,379,959	410,077	36,588,418	39,030,859

(1) See note 38

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	03.31.24	12.31.23

Up to 1 year	650,487	70,147	720,634	1,853,999
From 1 to 5 years	18,799,078	1,175,870	19,974,948	26,652,541
More than 5 years	5,321,739	-	5,321,739	7,137,962

			26,017,321	35,644,502

Interest and exchange rate difference recognized in profit or loss

	03.31.24	03.31.23

Other operating expenses
Interest on lease liabilities (Note 39)	(739,149)	(665,852)

Exchange rate difference
Exchange rate difference for finance lease	(1,576,524)	(14,822,850)

26. Share capital

Breakdown is as follows:

–	Share capital
Shares				Share capital
Class	Quantity	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1)           Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19,550). Therefore, and pursuant to Law No. 25,738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the Bank.

-	Additional paid-in capital

The additional paid-in capital account represents the difference between the nominal value of the shares issued and the subscription price.

-	Inflation adjustment to share capital

Includes the cumulative monetary inflation adjustment to share capital and additional paid-in capital.

-	Other comprehensive income/(loss) (OCI)
–	Income/(loss) from financial assets measured at fair value through OCI: It comprises the accumulated net change in the fair value of financial assets measured at fair value through OCI, net of the related income tax.
–	Other: This item represents the Bank’s participation in its associates’ and joint ventures’ OCI.
-	Legal reserve

B.C.R.A. regulations establish that 20% of net income determined in accordance with B.C.R.A. Generally Accepted Accounting Principles must be allocated to the legal reserve. (see note 44 a)).

-	Other reserves

Set up to comply with the CNV requirement whereby all the retained earnings assessed under BCRA regulations must be allocated by the stockholders' meeting to cash dividends, stock dividends, the constitution of reserves other than the legal reserve, or a combination thereof. This item is composed of the following:

–	Optional reserve: it includes all the other reserves that may be created by express corporate will.
–	IFRS first time adoption reserve: arising from the valuation differences of assets and liabilities based on international financial reporting standards upon initial adoption.

27. Interest income

Breakdown is as follows:

	03.31.24	03.31.23

Premiums on reverse repurchase	457,400,583	67,961,481
Stabilization Coefficient (CER) clause	281,700,797	85,207,329
Interest on instruments	138,838,654	74,810,924
Interest on credit card loans	91,174,770	101,868,448
Interest on overdrafts	69,857,742	67,054,986
Acquisition Value Unit (UVA) clause	67,292,949	33,658,849
Interest on government securities	56,205,893	408,907,018
Interest on other loans	53,872,500	54,969,341
Interest on consumer loans	39,945,704	47,031,972
Interest on pledge loans	9,485,212	13,311,732
Interest on loans to the financial sector	3,229,769	1,999,647
Interest on finance leases	2,733,234	3,412,589
Interest on private securities	1,408,607	852,570
Interest on loans for the prefinancing and financing of exports	1,278,798	598,925
Interest on mortgage loans	1,029,929	4,133,715
Interest on cash and deposits in banks	2,003	-
Other interest	1,079,048	780,520

TOTAL	1,276,536,192	966,560,046

28. Interest expense

Breakdown is as follows:

	03.31.24	03.31.23

Time deposits	229,500,340	379,144,072
Checking accounts deposits	199,881,974	49,222,885
Acquisition Value Unit (UVA) clause	42,231,267	18,553,820
Interfinancial loans received	8,438,225	8,104,678
Savings accounts deposits	5,258,492	1,969,375
Other liabilities from financial transaction	3,457,357	721,948
Other interest	20	3,165

TOTAL	488,767,675	457,719,943

29. Commission income

Breakdown is as follows:

	03.31.24	03.31.23

From credit cards	46,524,476	31,667,861
Linked to liabilities	23,125,043	34,949,529
Linked to loans	9,615,235	9,441,605
From foreign trade and foreign currency transactions	5,114,775	3,917,313
From insurance	3,299,996	3,755,339
Linked to securities	3,292,624	1,489,110
From guarantees granted	63,778	25,021
Linked to loan commitments	51,355	-

TOTAL	91,087,282	85,245,778

30. Commission expenses

Breakdown is as follows:

	03.31.24	03.31.23

From credit and debit cards	19,077,480	30,993,247
For foreign trade transactions	11,520,302	1,258,221
For payment of salaries	3,776,290	2,464,038
For new channels	2,545,121	1,758,366
For data processing	1,824,018	1,504,686
For advertising campaigns	185,760	173,731
Linked to transactions with securities	29,854	20,763
Other commission expenses	1,624,354	3,140,048

TOTAL	40,583,179	41,313,100

31. Net income from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	03.31.24	03.31.23

Income from government securities	34,904,815	22,156,181
Income from private securities	259,139	2,488,702
Income from corporate bonds	95,813	-
Income from interest rate swaps	-	84,931
Loss from put options taken	(610,758)	(104,658)
Income from foreign currency forward transactions	(6,779,514)	2,439,792
Other	2,002	(12)

TOTAL	27,871,497	27,064,936

32. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	03.31.24	03.31.23

Income from sale of government securities	62,980,608	148,654
Loss from sale of private securities	(56,151)	-

TOTAL	62,924,457	148,654

33. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	03.31.24	03.31.23

Income from purchase-sale of foreign currency	6,680,623	13,029,996
Conversion of foreign currency assets and liabilities into pesos	3,548,878	(8,938,981)

TOTAL	10,229,501	4,091,015

34. Other operating income

Breakdown is as follows:

	03.31.24	03.31.23

Adjustments and interest on miscellaneous receivables	13,727,650	7,998,413
Rental of safe deposit boxes	2,766,248	2,652,141
Debit and credit card commissions	1,929,881	1,847,786
Loans recovered	1,473,791	2,529,357
Rent	1,126,377	951,775
Punitive interest	960,340	855,933
Fees expenses recovered	708,688	849,931
Commission from syndicated transactions	273,032	388,653
Allowances reversed	242,846	312,629
Other operating income	5,173,976	2,915,173

TOTAL	28,382,829	21,301,791

35. Loan loss allowance

Breakdown is as follows:

	03.31.24	03.31.23

Financial assets measured at amortized cost
Loan loss allowance in pesos	24,990,407	31,096,871
Loan loss allowance in foreign currency	1,873,466	599,410

Financial assets measured at fair value through OCI
Value adjustment due to credit losses	16,192	22,830

TOTAL	26,880,065	31,719,111

36. Personnel benefits

Breakdown is as follows:

	03.31.24	03.31.23

Salaries	48,448,897	49,929,512
Other short-term personnel benefits	22,912,421	17,693,353
Social security withholdings and collections	15,743,346	14,528,340
Personnel services	1,515,347	1,351,960
Personnel compensation and bonuses	1,187,794	2,031,786

TOTAL	89,807,805	85,534,951

37. Administrative expenses

Breakdown is as follows:

	03.31.24	03.31.23

Taxes	24,058,686	18,734,601
Rent	15,152,168	13,561,115
Contracted administrative services	12,715,813	10,295,617
Maintenance and repair costs	8,270,785	8,187,996
Armored transportation services	7,450,405	7,864,761
Advertising	7,073,639	6,004,629
IT	6,824,138	10,582,266
Documents distribution	4,866,506	2,683,840
Electricity and communications	3,366,358	3,155,994
Security services	2,811,733	2,126,764
Other fees	2,800,384	2,524,938
Trade reports	1,907,920	2,939,069
Insurance	710,972	737,332
Representation and travel expenses	658,852	463,571
Stationery and supplies	146,234	94,291
Fees to Bank Directors and Supervisory Committee	107,789	93,126
Other administrative expenses	4,342,880	2,958,871

TOTAL	103,265,262	93,008,781

38. Asset depreciation and impairment

Breakdown is as follows:

	03.31.24	03.31.23

Property and equipment (Note 14)	8,555,694	8,320,525
Intangible assets (Note 15)	1,078,852	1,281,098
Right of use of leased real estate (Note 14)	410,077	1,090,822
Depreciation of other assets	235,707	246,648

TOTAL	10,280,330	10,939,093

39. Other operating expenses

Breakdown is as follows:

	03.31.24	03.31.23

Turnover tax	60,617,253	60,660,376
Other allowances (Exhibit J)	34,570,939	6,062,329
Initial recognition of loans	3,092,991	3,866,944
Contribution to the Deposit Guarantee Fund (Note 46)	1,645,035	2,271,803
Interest on lease liabilities (Note 25)	739,149	665,852
Claims	510,930	1,068,174
Other operating expenses	5,087,400	4,108,764

TOTAL	106,263,697	78,704,242

40. Fair values of financial instruments

40.1. Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of March 31, 2024 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Debt securities at fair value through profit or loss	228,613,213	228,613,213	217,168,821	11,230,800	213,592
Derivative instruments	12,035,792	12,035,792	-	12,035,792	-
Other financial assets	1,514,432	1,514,432	1,514,432	-	-
Other debt securities	741,436,124	741,436,124	679,868,745	57,467,112	4,100,267
Financial assets pledged as collateral	91,739,347	91,739,347	90,597,484	1,141,863	-
Investments in equity instruments	7,766,945	7,766,945	4,681,941	537,672	2,547,332

Financial liabilities

Liabilities at fair value through profit or loss	8,015,444	8,015,444	8,015,444	-	-
Derivative instruments	3,997,806	3,997,806	-	3,997,806	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2023 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Debt securities at fair value through profit or loss	342,790,831	342,790,831	339,530,506	2,504,174	756,151
Derivative instruments	15,165,057	15,165,057	-	15,165,057	-
Other financial assets	1,124,749	1,124,749	1,124,749	-	-
Other debt securities	1,002,357,405	1,002,357,405	791,275,209	203,969,957	7,112,239
Financial assets pledged as collateral	207,297,918	207,297,918	202,425,750	4,872,168	-
Investments in equity instruments	7,900,904	7,900,904	4,891,221	655,334	2,354,349

Financial liabilities

Liabilities at fair value through profit or loss	15,663,036	15,663,036	15,655,238	7,798	-
Derivative instruments	3,252,617	3,252,617	-	3,252,617	-

Financial assets at fair value mainly consist of Argentine Bonds, Argentine Treasury Bills, Ledivs (BCRA Local Bills). Likewise, financial derivatives are classified at fair value. Such derivatives include futures measured at the price of the market where they are traded (Rofex and MAE) and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

40.2. Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current period versus previous year levels.

40.2.1. Transfers from Level 1 to Level 2

There are no transfers from L1 to L2 for the instruments measured at fair value as of period-end.

40.2.2. Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	03.31.24	12.31.23

Corporate Bond Central Puerto Series A in USD. Maturity 03-14-2026	1,661,091	-
Corporate Bond Pampa Energia S.A. Series 18 in USD. Maturity 09-08-2025	1,628,608	-
Treasury bonds in pesos adjusted by Cer 1.55%. Maturity 07-26-2024	-	77,907,155
Treasury bonds in pesos adjusted by Cer 2%. Maturity 11-9-2026	-	51,527

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1.

40.3. Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, US dollars, USD curves of corporate bonds (one of the energy sector and the other of several industries), CER discount curve, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, Badlar rate, UVA index, CER index and the spot selling exchange rate published by Banco de la Nación Argentina (BNA). Below is a detail of valuation techniques for each financial product:

Fixed Income

The assessment of prices at fair value established by the Bank for fixed income consists in considering MAE’s representative prices.

In the case of Argentine Treasury bonds and bills, MAE’s prices are used; if the bonds are not listed within the last 10 business days, then a theoretical valuation is made discounting cash flows using the related discount curve. BCRA internal bills in US dollars to be settled in Argentine pesos at the benchmark exchange rate (LEDIV) are valued at their latest subscription price plus interest accrued since they cannot be transferred and do not accrue any interest.

In the case of Corporate Bonds in Dollars, they were valued by determining the present value of future flow of funds with an interest rate curve with comparable corporate bonds, while corporate bonds in pesos are valued at their latest price plus accrued interest.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows based on the interest rate, according to the estimated curve using bonds in Argentine pesos at a fixed rate and bills issued by the Argentine government, and/or if there are no bonds in Argentine pesos issued by any comparable issuer with market prices (bonds issued by the Province of Buenos Aires or by the City of Buenos Aires).

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the wire transfer US dollar (dólar divisa) selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the wire transfers dollar selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the wire transfer Euro selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the wire transfer euro selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the wire transfer US dollar selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income according to the latest available information of such companies.

Corporate bonds

The valuation of corporate bonds classified as Level 3 has been determined by the Entity on the basis of the latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until year-end.

–	ON Arcor (ON ARCOR17)
–	ON Banco de Servicios Financieros (ON BSCPO)
–	Refi Pampa (ON REF2B)
–	Newsan S.A (ON WNCGO)
–	Newsan S.A (ON WNCLO)

The most relevant unobservable inputs include:

–	Latest market price
–	Projected UVA
–	Projected BADLAR rates

The tables below show a sensitivity analysis for each of the above-mentioned securities:

Latest market price scenarios	Changes in final price

	ON ARCOR17	ON REF2B	ON BSCPO	ON WNCGO	ON WNCLO
+2%	2.000%	2.000%	1.950%	2.220%	1.890%
+5%	5.000%	5.000%	4.810%	5.560%	4.730%
+10%	10.000%	10.000%	5.710%	11.120%	9.460%

UVA Scenarios	Changes in final price

	ON ARCOR17	ON REF2B
+5%	5.000%	5.000%
+10%	10.000%	10.000%
+15%	15.000%	15.000%

Badlar Rate Scenarios	Changes in final price

	ON BSCPO	ON WNCGO	ON WNCLO
5%	-0.3488%	-0.8725%	-0.2123%
10%	-0.6977%	-1.7449%	-0.4246%
15%	-1.0465%	-2.6174%	-0.6368%

Put options:

Below is a sensitivity analysis of the put (options) held by BBVA. The input variable used in the sensitivity analysis is the underlying asset’s price.

The put options and the related underlying assets are as follows:

Underlying	Asset
2X5N2D001	BOND T2X5
3X4N4C001	BOND T3X4
4X4NOB001	BOND T4X4
4X4N9P001	BOND T4X4
4X4NOB001	BOND T4X4
4X4NOE001	BOND T4X4
T5XNDD001	BOND T5X4
T5XNDD001	BOND T5X4
TDJD6U001	BOND TDJ24
TDJN6U001	BOND TDJ24
TDJN6U001	BOND TDJ24
BONDN7001	BOND TX25
BOND6T001	BOND TZX26

Scenarios of sensitivity to the price of the underlying asset:

Scenarios:	Changes in final price
Changes in Underlying Price	T2X5	T3X4	T4X4	T5X4	TDJ24	TX25	TZX26
-6%	0.27%	0.22%	0.28%	0.23%	0.06%	0.49%	0.10%
-4%	0.18%	0.15%	0.18%	0.15%	0.04%	0.32%	0.07%
-2%	0.09%	0.07%	0.09%	0.08%	0.02%	0.15%	0.03%
-0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
0%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
2%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
4%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
6%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

40.4. Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	03.31.24	12.31.23

Balance at the beginning of the fiscal year	10,222,739	3,070,445

Other debt securities - Private securities – Corporate bonds	(590,510)	6,126,244
Debt securities at fair value through profit or loss - Private securities – Corporate bonds	(285,117)	756,151
Equity instruments	994,554	2,354,349
Monetary loss from assets at fair value	(3,480,475)	(2,084,450)

Balances at fiscal period end	6,861,191	10,222,739

40.5. Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

–	Assets and liabilities with fair value similar to their accounting balance: For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.
–	Fixed rate financial instruments: The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.
–	Variable rate financial instruments: For financial assets and financial liabilities accruing a floating rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities measured at fair value as of March 31, 2024 is detailed below:

	Accounting balance	Total fair value		Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Cash and deposits in banks	1,272,944,245	(a)		-	-	-
Repo transactions	2,032,906,044	(a)		-	-	-
Other financial assets	101,007,463	(a)		-	-	-
Loans and other financing
Non-financial Government Sector	65,495	(a)		-	-	-
Other financial institutions	17,064,879	17,158,369	(b)	-	-	17,158,369
Non-financial Private sector and Residents Abroad	2,593,515,247	2,571,459,949	(b)	-	-	2,571,459,949
Other debt securities	134,187,077	158,629,040		-	158,629,040	-
Financial assets pledged as collateral	174,430,367	(a)		-	-	-

Financial liabilities
Deposits	4,775,474,795	4,762,108,782		-	4,762,108,782	-
Other financial liabilities	540,701,918	(a)		-	-	-
Financing received from the BCRA and other financial institutions	21,383,243	18,722,167		-	18,722,167	-
Corporate bonds issued	12,296,900	12,296,900		-	12,296,900	-
(a)	The fair value is not reported as it is considered similar to its accounting balance.
(b)	The Bank’s Management has not identified additional impairment indicators of its financial assets as a result of the differences in the fair value thereof.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2023 is detailed below:

	Accounting balance	Total fair value		Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Cash and deposits in banks	1,732,960,700	(a)		-	-	-
Repo transactions	1,823,133,080	(a)		-	-	-
Other financial assets	137,023,632	(a)		-	-	-
Loans and other financing
Non-financial Government sector	220,168	(a)		-	-	-
Other financial institutions	23,427,752	15,916,391	(b)	-	-	15,916,391
Non-financial Private sector and Residents Abroad	2,971,635,982	2,824,621,369	(b)	-	-	2,824,621,369
Other debt securities	146,590,100	147,326,791		-	147,326,791	-
Financial assets pledged as collateral	189,397,280	(a)		-	-	-

Financial liabilities

Deposits	5,517,980,785	5,456,383,721		-	5,456,383,721	-
Other financial liabilities	679,657,346	(a)		-	-	-
Financing received from the BCRA and other financial institutions	42,742,124	41,879,453		-	41,879,453	-
Corporate bonds issued	19,432,921	19,776,875		-	19,776,875	-

(a)	The fair value is not reported as it is considered similar to its accounting balance.
(b)	The Bank’s Management has not identified additional impairment indicators of its financial assets as a result of the differences in the fair value thereof.

41. Segment reporting

Basis for segmentation

As of March 31, 2024 and December 31, 2023, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of March 31, 2024 and December 31, 2023:

Group (banking activity) (1)	03.31.24	12.31.23

Loans and other financing	2,610,645,621	2,995,283,902
Corporate banking (2)	357,337,875	209,047,636
Small and medium companies (3)	981,833,674	1,337,123,502
Retail banking	1,271,474,072	1,449,112,764

Other assets	5,493,851,778	6,290,805,724
TOTAL ASSETS	8,104,497,399	9,286,089,626

Deposits	4,775,474,795	5,517,980,785
Corporate banking (2) (3)	1,636,756,571	1,498,957,849
Small and medium companies (2) (3)	725,013,690	943,429,063
Retail banking	2,413,704,534	3,075,593,873

Other liabilities	1,204,188,133	1,608,806,400
TOTAL LIABILITIES	5,979,662,928	7,126,787,185

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

42. Related parties

42.1. Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

42.2. Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

42.2.1. Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	03.31.24	03.31.23

Fees	71,450	61,770

Total	71,450	61,770

42.2.2. Profit or loss from transactions and balances with key management personnel

	Balances as of

	03.31.24	12.31.23

Loans
Credit cards	40,318	56,866
Consumer loans	1,354	2,168

Deposits
Deposits	90,578	134,398

	Profit or loss from transactions

	03.31.24	03.31.23

Profit or loss
Interest income	45,828	27,015
Interest expense	(6,881)	(213)
Commission income	1,256	1,412
Commission expense	(325)	(244)
Other operating income	324	442

Loans are granted on an arm’s length basis. As of March 31, 2024 and December 31, 2023, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

42.2.3. Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of
	03.31.24	12.31.23

Assets

Cash and deposits in banks	2,558,184	16,560,840
Other financial assets	113,600	172,242

Liabilities

Other non-financial liabilities	39,108,893	68,683,990

Off-balance sheet balances

Securities in custody	1,068,551,755	1,306,167,970
Guarantees received	93,612,972	30,176,452
Sureties granted	85,939,749	23,867,153

	Profit or loss from transactions
	03.31.24	03.31.23

Profit or loss

Interest income	-	438
Commission income	43,093	531
Commission expense	(329,746)	-
Net income from measurement of financial instruments at fair value through profit or loss	-	(289,128)
Other operating income	15,123	9,169
Administrative expenses	(1,082,903)	(22,401,805)

Subsidiaries (1)	Balances as of
	03.31.24	12.31.23

Assets

Loans and other financing	28,337,625	33,858,497
Other financial assets	2,333	-

Liabilities

Deposits	19,430,547	19,561,825
Other non-financial liabilities	788,796	2,007,718

Off-balance sheet balances

Securities in custody	1,732,928	1,394,756

	Profit or loss from transactions
	03.31.24	03.31.23

Profit or loss

Interest income	7,128,738	6,296,441
Interest expense	(1,368,028)	(642,455)
Commission income	2,115	3,723
Commission expense	(2,217,638)	-
Other operating income	483,688	601,551
Administrative expenses	(111,571)	(225,300)

(1) The transactions between BBVA and its subsidiaries detailed in the preceding table were eliminated for consolidation purposes in the Consolidated Financial Statements as of March 31, 2024 and 2023 and as of December 31, 2023, respectively.

Associates	Balances as of
	03.31.24	12.31.23

Assets

Loans and other financing	6,721,564	7,912,574
Other financial assets	1,255,664	664,363

Liabilities

Deposits	2,439,865	2,122,430

Off-balance sheet balances

Securities in custody	22,379,840	30,866,278
Secured loans	-	425,299

	Profit or loss from transactions
	03.31.24	03.31.23

Profit or loss

Interest income	1,439,829	987,793
Interest expense	(238,120)	(595,953)
Commission income	1,224,326	1,155,009
Commission expense	(2,546)	(8,514)
Net income from measurement of financial instruments at fair value through profit or loss	-	84,931
Foreign exchange and gold gains/(losses)	8,582	-
Other operating income	328,013	365,394
Administrative expenses	9,215	30,320

Transactions have been agreed upon on an arm’s length basis. As of March 31, 2024 and December 31, 2023, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

43. Financial instruments risks

43.1. Risk policies of financial instruments

In these consolidated condensed interim financial statements, the Entity applied the same financial instrument risk policies as in the preparation of its financial statements as of December 31, 2023.

43.2. Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets), as of March 31, 2024 and 2023:

Default exposure - Credit investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	2,882,340,450	302,976,258	10,510,411	47,586,734	5,793,053	3,249,206,906

Inter-stage Transfers:
From stage 1 to stage 2	(131,096,666)	137,748,100	-	-	-	6,651,434
From stage 2 to stage 1	131,386,115	(105,365,304)	-	-	-	26,020,811
From stage 1 or 2 to stage 3	(2,177,614)	(18,399,770)	(88,825)	21,523,141	84,721	941,653
From stage 3 to stage 1 or 2	528,835	1,265,732	-	(2,095,684)	(28,207)	(329,324)
Changes without inter-stage transfers	449,394,924	20,275,578	3,777,184	1,569,217	305,484	475,322,387
Newly originated financial assets	1,125,854,158	18,495,888	1,659,372	1,860,104	164,730	1,148,034,252
Reimbursements	(802,303,890)	(22,620,511)	(2,042,219)	(3,254,197)	(94,596)	(830,315,413)
Decreases	-	-	-	(8,904,713)	(363,369)	(9,268,082)
Foreign exchange difference	14,174,272	288,079	334,045	4,447	187,006	14,987,849
Inflation adjustment	(1,053,343,733)	(106,034,710)	(3,526,382)	(17,076,055)	(2,026,589)	(1,182,007,469)

Balances as of 03.31.24	2,614,756,851	228,629,340	10,623,586	41,212,994	4,022,233	2,899,245,004

Default exposure - Credit investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	3,340,329,123	289,227,509	20,905,720	52,077,345	7,323,994	3,709,863,691

Inter-stage Transfers:
From stage 1 to stage 2	(688,672,229)	678,945,435	39	-	-	(9,726,755)
From stage 2 to stage 1	462,813,592	(409,748,119)	(2,364,231)	-	-	50,701,242
From stage 1 or 2 to stage 3	(13,874,302)	(110,672,164)	(3,423,424)	126,531,109	3,505,383	2,066,602
From stage 3 to stage 1 or 2	3,121,081	6,919,972	2,556,905	(12,772,364)	(2,849,059)	(3,023,465)
Changes without inter-stage transfers	898,610,429	125,934,891	4,030,429	(7,294,411)	2,241,055	1,023,522,393
Newly originated financial assets	5,564,160,999	104,319,073	51,132,849	11,318,267	2,865,486	5,733,796,674
Reimbursements	(3,578,257,554)	(79,294,447)	(51,520,769)	(18,602,202)	(4,000,304)	(3,731,675,276)
Decreases	-	-	-	(40,841,268)	(1,545,199)	(42,386,467)
Foreign exchange difference	318,289,595	10,206,811	7,227,706	111,650	4,707,790	340,543,552
Inflation adjustment	(3,424,180,284)	(312,862,703)	(18,034,813)	(62,941,392)	(6,456,093)	(3,824,475,285)

Balances as of 12.31.23	2,882,340,450	302,976,258	10,510,411	47,586,734	5,793,053	3,249,206,906

Default exposure - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	887,616,247	92,827,358	272,996	314,080	525	981,031,206

Inter-stage Transfers:
From stage 1 to stage 2	(41,061,693)	43,211,036	-	-	-	2,149,343
From stage 2 to stage 1	52,661,153	(40,014,321)	-	-	-	12,646,832
From stage 1 or 2 to stage 3	(184,081)	(72,054)	(198)	472,437	145	216,249
From stage 3 to stage 1 or 2	530,461	139,741	198	(451,080)	(198)	219,122
Changes without inter-stage transfers	310,412,702	19,537,704	11,634	68,439	(18)	330,030,461
Newly originated financial commitments	219,984,524	11,222,431	31,458	27,063	-	231,265,476
Reimbursements	(71,653,738)	(10,148,598)	(33,992)	(73,291)	(48)	(81,909,667)
Decreases	-	-	-	(114)	-	(114)
Foreign exchange difference	6,406,724	460,279	-	-	-	6,867,003
Inflation adjustment	(354,551,103)	(33,813,400)	(93,618)	(154,224)	(171)	(388,612,516)

Balances as of 03.31.24	1,010,161,196	83,350,176	188,478	203,310	235	1,093,903,395

Default exposure - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	920,249,033	86,628,217	290,859	316,087	741	1,007,484,937

Inter-stage Transfers:
From stage 1 to stage 2	(177,447,633)	165,159,094	11,598	-	-	(12,276,941)
From stage 2 to stage 1	152,372,292	(123,359,210)	(46,753)	-	-	28,966,329
From stage 1 or 2 to stage 3	(1,076,034)	(784,474)	(171)	1,018,260	224	(842,195)
From stage 3 to stage 1 or 2	318,209	377,064	186	(733,652)	(14,974)	(53,167)
Changes without inter-stage transfers	411,780,892	46,262,912	141,595	265,223	18,590	458,469,212
Newly originated financial commitments	685,185,688	24,817,119	225,472	230,576	-	710,458,855
Reimbursements	(293,221,717)	(36,574,534)	(97,666)	(379,687)	(990)	(330,274,594)
Decreases	-	-	-	(804)	-	(804)
Foreign exchange difference	164,629,634	14,283,501	68,142	-	-	178,981,277
Inflation adjustment	(975,174,117)	(83,982,331)	(320,266)	(401,923)	(3,066)	(1,059,881,703)

Balances as of 12.31.23	887,616,247	92,827,358	272,996	314,080	525	981,031,206

Allowances - Credit investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	21,015,140	11,490,693	160,745	34,338,548	4,163,928	71,169,054

Inter-stage Transfers:
From stage 1 to stage 2	(2,118,439)	6,879,564	-	-	-	4,761,125
From stage 2 to stage 1	937,573	(3,051,487)	-	-	-	(2,113,914)
From stage 1 or 2 to stage 3	(121,337)	(2,886,763)	(2,859)	12,185,644	1,970	9,176,655
From stage 3 to stage 1 or 2	36,408	112,888	-	(1,386,356)	(20,869)	(1,257,929)
Changes without inter-stage transfers	1,713,097	2,321,417	90,670	4,826,750	557,404	9,509,338
Newly originated financial assets	9,379,469	549,085	22,234	977,055	164,730	11,092,573
Reimbursements	(6,407,463)	(989,184)	(29,286)	(2,087,767)	(81,211)	(9,594,911)
Decreases	-	-	-	(7,102,163)	(345,695)	(7,447,858)
Foreign exchange difference	179,192	7,027	10,298	1,766	126,745	325,028
Inflation adjustment	(6,060,379)	(4,188,606)	(52,453)	(12,287,063)	(1,498,181)	(24,086,682)

Balances as of 03.31.24	18,553,261	10,244,634	199,349	29,466,414	3,068,821	61,532,479

Allowances - Credit investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	25,662,225	26,736,023	567,629	42,720,995	5,278,865	100,965,737

Inter-stage Transfers:
From stage 1 to stage 2	(15,856,880)	61,921,402	11	-	-	46,064,533
From stage 2 to stage 1	6,977,037	(28,364,815)	(31,287)	-	-	(21,419,065)
From stage 1 or 2 to stage 3	(849,840)	(32,808,699)	(114,904)	75,833,489	2,244,017	44,304,063
From stage 3 to stage 1 or 2	262,278	646,345	(25,435)	(10,383,994)	(1,922,074)	(11,422,880)
Changes without inter-stage transfers	12,755,167	6,282,967	(29,001)	22,780,623	2,850,900	44,640,656
Newly originated financial assets	44,599,500	1,884,574	1,369,984	7,204,995	1,952,013	57,011,066
Reimbursements	(31,115,552)	(2,581,389)	(1,341,615)	(13,584,010)	(2,992,556)	(51,615,122)
Decreases	-	(2)	-	(39,138,096)	(1,488,404)	(40,626,502)
Foreign exchange difference	3,194,152	273,806	267,074	14,113	3,193,844	6,942,989
Inflation adjustment	(24,612,947)	(22,499,519)	(501,711)	(51,109,567)	(4,952,677)	(103,676,421)

Balances as of 12.31.23	21,015,140	11,490,693	160,745	34,338,548	4,163,928	71,169,054

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	7,114,018	1,739,346	4,423	197,242	384	9,055,413

Inter-stage Transfers:
From stage 1 to stage 2	(341,001)	896,571	-	-	-	555,570
From stage 2 to stage 1	298,149	(898,585)	-	-	-	(600,436)
From stage 1 or 2 to stage 3	(2,622)	(5,135)	(8)	247,297	57	239,589
From stage 3 to stage 1 or 2	7,456	4,818	4	(248,949)	(1,024)	(237,695)
Changes without inter-stage transfers	(3,216,897)	698,661	847	52,900	984	(2,463,505)
Newly originated financial commitments	5,919,554	150,651	530	16,902	-	6,087,637
Reimbursements	(796,823)	(348,835)	(572)	(41,169)	(35)	(1,187,434)
Decreases	-	-	-	(101)	-	(101)
Foreign exchange difference	146,365	7,255	-	-	-	153,620
Inflation adjustment	(2,628,440)	(625,611)	(1,511)	(92,917)	(131)	(3,348,610)

Balances as of 03.31.24	6,499,759	1,619,136	3,713	131,205	235	8,254,048

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	8,298,220	4,166,769	20,313	235,106	491	12,720,899

Inter-stage Transfers:
From stage 1 to stage 2	(2,506,582)	8,706,005	378	-	-	6,199,801
From stage 2 to stage 1	1,889,389	(6,554,471)	(14,108)	-	-	(4,679,190)
From stage 1 or 2 to stage 3	(23,451)	(137,294)	(42)	597,294	83	436,590
From stage 3 to stage 1 or 2	52,737	41,088	3,046	(587,274)	(39,702)	(530,105)
Changes without inter-stage transfers	(3,114,295)	(1,573,623)	10,280	322,625	46,386	(4,308,627)
Newly originated financial commitments	11,640,165	519,188	9,009	158,731	-	12,327,093
Reimbursements	(2,601,086)	(715,401)	(7,163)	(235,243)	(4,218)	(3,563,111)
Decreases	-	-	-	(617)	-	(617)
Foreign exchange difference	1,392,705	77,072	1,713	-	-	1,471,490
Inflation adjustment	(7,913,784)	(2,789,987)	(19,003)	(293,380)	(2,656)	(11,018,810)

Balances as of 12.31.23	7,114,018	1,739,346	4,423	197,242	384	9,055,413

44. Restrictions to the distribution of earnings

a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve.
b)	The mechanism to be followed by financial to assess distributable balances is defined by the BCRA by means of the regulations in force on “Distribution of earnings” provided that certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profit resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of March 31, 2024 amounts to 112,119,503.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDC0n1).

Pursuant to Communication "A" 7984, the BCRA provided that until December 31, 2024, financial institutions that have the BCRA's prior authorization may distribute earnings for up to 60% of the amount that would have corresponded to them in six equal, monthly and consecutive installments. In addition, it established that the items used in determining the distributable earnings, and the amounts of the abovementioned installments should be computed in constant pesos as of the date of the Shareholders’ Meeting and as of the payment date of each installment, as applicable.

Subsequently, by means of Communication "A" 7997, the BCRA established that financial institutions that resolve or have resolved to distribute earnings within the framework of the provisions of Communication "A" 7984, may do so in three equal, monthly and consecutive installments for up to the corresponding amount according to the aforementioned communication. The Communication also established that financial institutions should grant nonresident shareholders the option to collect their dividends –in full or in part– in a single installment in cash, provided that such funds be directly used for the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

c)	Pursuant to the provisions of General Resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

On April 28, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

–	Allocate 11,765,158 (55,550,245 in restated amounts) out of Unappropriated retained earnings for fiscal year 2022 to the Legal Reserve.
–	Allocate 47,060,630 (222,200,981 in restated amounts) to Unappropriated retained earnings for fiscal year 2022 to the Optional Reserve for future distribution of earnings.
–	Allocate 35,566,224 (118,078,835 in restated amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	Request the BCRA authorization to pay dividends for 50,401,015 (in nominal values).

On May 31, 2023, the BCRA approved the distribution of 50,401,015 as dividends which were paid in kind through the delivery of 49,524,433,015 Argentine Treasury Bills (in nominal values), adjusted by CER at discount and maturing on November 23, 2023 (X23N3).

As of March 31, 2024, the payment of dividends approved by the Shareholders’ Meetings for the year 2022 was completed.

On April 26, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held and approved as follows:

–	To earmark 32,908,378 (49,896,261 in restated amounts) out of Unappropriated retained earnings for fiscal year 2023 to the Legal Reserve.
–	To earmark 131,633,510 (199,585,044 in restated amounts) to Unappropriated retained earnings for fiscal year 2023 to the Optional Reserve for future distribution of earnings.
–	To earmark 264,227,685 (400,627,018 in restated amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	Request the BCRA authorization for paying dividends amounting to 264,227,685 (400,627,018 in restated values).

On May 3, 2024, the BCRA approved the distribution of 264,227,685 (400,627,018 in restated values) which will be paid as follows as established by Communications “A” 7997 and “A” 7999:

–	Non-resident shareholders: they may opt to collect their dividends in a single installment in cash, provided that such funds be directly used for the primary subscription of BOPREAL. The payment in BOPREAL will be made on the date of the calculation of the bid made by the BCRA. In the event that they did not opt for the subscription of BOPREAL, the payment will be made in Argentine pesos unless they state their intention to receive payment through the delivery of Argentine Treasury bonds in Argentine pesos adjusted by CER (benchmark stabilization coefficient) at 4.25% maturing on December 13, 2024 (“T5X4”).
–	Resident shareholders: it will be paid in Argentine pesos unless they state their intention to receive the T5X4 bond. Resident shareholders are not allowed to subscribe BOPREAL.

Both the payment in T5X4 and in Argentine pesos will be made in three installments on May 14, June 11 and July 11, 2024.

45. Restricted assets

As of March 31, 2024 and December 31, 2023, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

	03.31.24	12.31.23

Argentine Treasury Bonds adjusted by CER due 2026	5,513	-
Argentine Treasury Bonds adjusted by CER due 2024	-	19,406

TOTAL	5,513	19,406

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 266,169,714 and 396,695,198 as of March 31, 2024 and December 31, 2023, respectively (see Note 10).

46. Banking deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 6,000 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In August 1995, that company was incorporated, and the Entity has an 8.3672% share of the corporate stock as of December 31, 2023 (BCRA Communication “B” 12755).

As of March 31, 2024 and 2023, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 1,645,035 and 2,271,803, respectively.

47. Minimum cash and minimum capital requirements

47.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	03.31.24	12.31.23

Balances at the BCRA

BCRA – Current account not restricted	460,269,017	544,171,397
BCRA - Special guarantee accounts - restricted (Note 10)	140,760,251	146,961,300
BCRA - Special pension accounts - restricted	3,083,201	-

	604,112,469	691,132,697

Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 12-13-2024	294,710,928	331,938,023
Argentine Bond in dual currency. Maturity 06-30-2024	214,764,566	327,840,892
Treasury bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024	101,685,166	287,634,879
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 02-14-2025	84,075,583	85,021,022
Argentine Treasury Bonds in pesos. Maturity 08-23-2025	83,969,942	75,056,853
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	35,757,881	49,135,868
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,459,254	22,397,379
Treasury bonds in pesos adjusted by Cer 3.75%. Maturity 04-14-2024	899,538	1,199,619
BCRA Liquidity Bills	-	91,632,812

TOTAL	1,434,435,327	1,962,990,044

The balances disclosed are consistent with those reported by the Bank.

47.2. Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	03.31.24	12.31.23

Credit risk	(287,382,508)	(336,740,351)
Operational risk	(140,413,429)	(137,229,981)
Market risk	(2,012,688)	(9,912,747)
Non-compliance (1)	-	(26,542,318)

Paid-in	1,759,733,764	1,729,470,378

Surplus	1,329,925,139	1,219,044,981

(1) The increase arising from the credit risk related to minimum capital requirements arises from the noncompliance of the maximum limit established by the BCRA for financing the non-financial public sector over 15 days of December 2023. According to the regulation, this noncompliance gives rise to the increase in the minimum capital requirement due to the credit risk for an amount equivalent to 100% of the amount exceeding such ratio as from the month in which the noncompliances have been made and while they remain. As to credit ratios, departures will be assessed on the basis of the monthly average of the daily exceeding amounts.

48. Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622-13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of March 31, 2024, it amounts to 369,742. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 184,871, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2024 as of March 31, 2024 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, registered on August 7, 2014 under No. 3, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 249,150, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of March 31, 2024, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

49. Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office. (2013 consolidated text and amendments).

50. Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of March 31, 2024 and December 31, 2023, the assets of Diagonal Trust amount to 2,427 and 3,680, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 6,334 as of March 31, 2024 and December 31, 2023, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 2,096,822 and 3,012,292 as of March 31, 2024 and December 31, 2023, respectively, and consist of cash, creditors' rights, real estate and shares.

51. Mutual funds

As of March 31, 2024 and December 31, 2023, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 428,373,374 and 172,687,725, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual funds	03.31.24	12.31.23

FBA Renta Pesos	1,406,187,507	1,872,106,939
FBA Acciones Argentinas	25,239,960	30,871,120
FBA Calificado	20,577,516	24,118,958
FBA Ahorro Pesos	14,997,678	7,388,122
FBA Renta Fija Plus	8,605,346	6,048,247
FBA Acciones Latinoamericanas	5,317,981	6,539,448
FBA Renta Mixta	3,163,624	3,024,527
FBA Bonos Argentina	2,682,305	1,829,690
FBA Renta Pública I	1,998,760	846,671
FBA Horizonte	1,079,853	735,964
FBA Gestión I	70,424	98,078
FBA Bonos Globales	16,130	24,720
FBA Horizonte Plus	10,099	17,115
FBA Retorno Total I	9,802	19,600
FBA Renta Fija Local	4,167	5,803
	1,489,961,152	1,953,675,002

52. Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•   “Banco Francés S.A. over breach of Law 19,359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers: Julio Lopez, Marcelo Canestri, Humberto Daniel De Luca, Mario Daniel Breno, Agustín Garicia, Gustavo Pedro Vitale, Eduardo Carlos Hombre, Ana Mercedes Pacheco, Carlos Alberto Klapproth, Ernesto Salgado, Adriana Lilian Olmedo, Estrella Blanca Fernandez, Francisco Meringolo, Daniela Vanesa Guevara, Marcelo Mozillo, Cintia Tamara Ortiz, Maria Elena Fridman, Maria Antonia Cejo Rial, Carlos Alberto Gonzalez, Johana Andrea Frezza, Haroldo Daniel Gramajo and Andrea Patricia Ramirez, who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Argentine Supreme Court of Justice. The case has been called for resolution. The case has been called for resolution.

•  “Banco Francés S.A. over breach of Law 19,359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that an official letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for the aggregate amount of US$ 518,766 and Euro 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Appellate Court of Mar de Plata resolved to declare the action extinguished based on the grounds of violation of the reasonable term and consequently acquit Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts that were condemned in the present case for violation of Law No. 19.359, and the relevant regulations. In view of this ruling, the Federal Prosecutor filed an extraordinary federal appeal. On February 21, 2024, we were notified that the Argentine Supreme Court of Justice rejected the extraordinary appeal filed, declaring its inadmissibility. Therefore, the decision made by the Federal Court is final and is considered to be res judicata.

•  “Banco Francés S.A. over breach of Law 19,359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•   “Banco Francés S.A. over breach of Law 19,359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager (Alejandro Chiaradía) and (ii) an officer of the Area (Horacio Perotti). The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39,130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

•   Banco BBVA ARGENTINA S.A. Financial summary proceedings initiated by the B.C.R.A. Notified on June 28, 2021 and identified under No. 1587, file No. 388/55/21. The charge consists of the alleged breach of paragraph 7.2 of Communication "A" 6981 by assisting (without prior approval of the BCRA) Cargill S.A. through a checking account overdraft amounting to $ 167 million from April 29, 2020 to May 3, 2020, since as it had bonds taken as of April 22, 2020, it should have waited 90 calendar days without executing repo transactions and/or surety bonds, before being assisted. Likewise, during May and June 2020, Cargill’s checking account disclosed credit balances, which were generally covered at the end of the day. In this regard, it should be noted that Banco BBVA Argentina S.A. violated paragraph 7.2 of the revised text of the rules on "Credit Policy", which strictly includes the restriction on the granting of intraday (within the same day) assistance. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The relevant answers to the charges were filed on August 4, 2021. On September 14, 2023, the Resolution of the BCRA was notified, confirming the initial charges and rejecting the defenses regarding the interpretation of the regulation and the inexistence of intraday financing due to the way the proceeds from collections operate. Therefore, the breach of the regulations was considered to be proven and a fine was imposed. The amount in pesos of the fines applied is detailed below. Banco BBVA Argentina S.A. $24,000,000. Board of Directors: Oscar Castro $2,591,589 Gabriel Milstein $ 2,591,589, Isabel Goiri $2,565,930 Adriana Melero $ 2,565,930, Jorge Luna $2,565,930, Alfredo Castillo $ 2,565,930, Juan Manuel Ballesteros $2,565,930. Employees: Carlos Elizalde $1,710,620, Nicolás Bohtlingk $1,710,620, Darío Berkman $1,710,620, José Fornieles $855,310. TOTAL $47,999,998. The resolution is appealed.

•  BBVA ARGENTINA S.A. Financial summary proceedings for Foreign Exchange Offence brought by the B.C.R.A. Notified on October 25, 2022, and identified under No. 7835, related to foreign exchange transactions performed in alleged noncompliance with the provisions established by point 9-A16 of BCRA Communiqué “A” No. 6770 referring to notes related to transactions performed between residents and import prepayments. Due to the link between cases and procedural economy, five cases have been filed with the oversight agency. The infringement stands at USD 1,414, 526.28. The defendants are Banco BBVA Argentina S.A. (Argentine tax identification No. 30-50000319-3) and the following officials and employees: Ruben Lauriente, Noelia Sorbello, Juan Manuel Olives, Santiago Alejandro Gonzales, Mario Gustavo Dellamea, Maria Teresa Palacios, Mirtha Susana Monteleone and Gustavo Cara. The procedural status of the case is open for trial.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

53. Subsequent events

On April 26, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting approved what is mentioned in note 44 “Restrictions on the distribution of earnings” to these interim condensed consolidated financial statements.

No other events or transactions have occurred between period-end and the date of these consolidated condensed interim financial statements which may significantly affect the Entity's financial position or results of operations as of March 31, 2024.

54. Accounting principles – Explanation added for translations into English

These consolidated financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				03.31.24	12.31.23

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	10,250,000	2	10,250,000	-	10,250,000	-	10,250,000
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2026	9249	980,800	2	980,800	-	980,800	-	980,800
Treasury Bills adjusted by Cer. Maturity 05-20-2024	9239	476,893	1	476,893	-	476,893	-	476,893
Treasury Bills adjusted by Cer. Maturity 01-18-2024	9221	-	1	-	311,093	-	-	-
Treasury bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024	9179	225,120	1	225,120	271,464	225,120	-	225,120

Subtotal Government Securities - In pesos		11,932,813		11,932,813	582,557	11,932,813	-	11,932,813

Government Securities - In foreign currency

Argentine Bond in dual currency. Maturity 06-30-2024	9230	214,764,566	1	214,764,566	327,840,892	214,764,566	(341,855)	214,422,711
AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	5921	41,151	1	41,151	41,447	41,151	-	41,151
Argentine Bond in dual currency. Maturity 02-28-2024	9156	-	1	-	11,022,500	-	-	-
GD30 Bond Foreign Law USC Step Up. Maturity 07-09-2030	81086	-	1	-	43,111	-	-	-

Subtotal Government Securities - In foreign currency		214,805,717		214,805,717	338,947,950	214,805,717	(341,855)	214,463,862

Private Securities - In pesos

Corporate Bond New San S.A. in Pesos Private BADLAR. Maturity 02-01-2025	57557	213,592	3	213,592	-	213,592	-	213,592
Corporate Bond New San S.A. Series 18 in Pesos Private BADLAR + 300 bps. Maturity 10-17-2024	57449	-	3	-	399,954	-	-	-
Corporate Bond New San S.A. Series 19 in Pesos Monetary Policy Rate. Maturity 10-17-2024	57450	-	3	-	355,926	-	-	-
Corporate Bond Toyota Cia Financiera Series 32 in Pesos. Maturity 02-09-2025	57287	-	3	-	271	-	-	-

Subtotal Private Securities - In pesos		213,592		213,592	756,151	213,592	-	213,592

Private Securities - In foreign currency

Corporate Bond Central Puerto Series A in USD. Maturity 03-14-2026	57363	1,661,091	1	1,661,091	2,504,173	1,661,091	-	1,661,091

Subtotal Private Securities - In foreign currency		1,661,091		1,661,091	2,504,173	1,661,091	-	1,661,091

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		228,613,213		228,613,213	342,790,831	228,613,213	(341,855)	228,271,358

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				03.31.24	12.31.23

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 12-13-2024	9200	294,710,928	1	294,710,928	331,938,023	294,710,928	(494,268)	294,216,660
Treasury Bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024	9179	107,532,308	1	107,532,308	294,860,528	107,532,308	(202,318)	107,329,990
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 02-14-2025	9180	84,075,583	1	84,075,583	85,021,022	84,075,583	(105,801)	83,969,782
Treasury Bonds in pesos adjusted by Cer 1.55%. Maturity 07-26-2024	5405	78,177,201	1	78,177,201	77,907,155	78,177,201	-	78,177,201
Treasury Bonds in pesos adjusted by Cer 2%. Maturity 11-9-2026	5925	54,151,273	1	54,151,273	51,527	54,151,273	-	54,151,273
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 06-30-2026	9240	45,478,400	1	45,478,400	-	45,478,400	(495,887)	44,982,513
Treasury Bonds in pesos adjusted by Cer 3.75%. Maturity 04-14-2024	9178	899,538	1	899,538	1,199,619	899,538	(1,125)	898,413
Treasury Bonds in pesos adjusted by Cer 1.50%. Maturity 03-25-2024	5493	14,448	1	14,448	252,271	14,448	-	14,448

Subtotal Government Securities - In pesos		665,039,679		665,039,679	791,230,145	665,039,679	(1,299,399)	663,740,280

Government Securities - In foreign currency

AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	5921	13,168,439	1	13,168,439	-	13,168,439	-	13,168,439
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10/31/2027 (Series C)	9236	8,024,230	2	8,024,230	-	8,024,230	-	8,024,230
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10/31/2027 (Series D)	9237	7,950,322	2	7,950,322	-	7,950,322	-	7,950,322
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10/31/2027 (Series A)	9234	6,843,416	2	6,843,416	-	6,843,416	-	6,843,416
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10/31/2027 (Series B)	9235	6,109,677	2	6,109,677	-	6,109,677	-	6,109,677
Dollar-linked Argentine Treasury Bond 0.40%. Maturity 04-30-2024	9120	32,019	1	32,019	45,064	32,019	-	32,019

Subtotal Government Securities - In foreign currency		42,128,103		42,128,103	45,064	42,128,103	-	42,128,103

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 01-11-2024	14085	-	2	-	84,894,415	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-09-2024	14084	-	2	-	6,738,397	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-02-2024	14077	-	2	-	75,603	-	-	-

Subtotal BCRA Bills - In pesos		-		-	91,708,415	-	-	-

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		HOLDING					POSITION
		Fair	Fair value	Accounting		Accounting	Position without
Account	Identification	value	level	Balance		Balance	options	Options	Final Position
				03.31.24		12.31.23

OTHER DEBT SECURITIES (Continued)

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 11-20-2024	12090	8,059,717	2	8,059,717		25,742,568	8,059,717	-	8,059,717
Local BCRA Bills in USD. Maturity 11-23-2024	12093	6,859,334	2	6,859,334		9,806,692	6,859,334	-	6,859,334
Local BCRA Bills in USD. Maturity 11-27-2024	12095	1,714,833	2	1,714,833		2,451,674	1,714,833	-	1,714,833
Local BCRA Bills in USD. Maturity 11-16-2024	12089	-	2	-		67,788,765	-	-	-

Subtotal BCRA Bills - In foreign currency		16,633,884		16,633,884	-	105,789,699	16,633,884	-	16,633,884

Private Securities - In pesos

Corporate Bond Arcor Series 17 in Pesos adjusted by Uva. Maturity 10-20-2025	55692	3,265,974	3	3,265,974		5,816,469	3,265,974	-	3,265,974
Corporate Bond New San S.A. in Pesos Private BADLAR. Maturity 02-01-2025	57557	300,758	3	300,758		-	300,758	-	300,758
Corporate Bond New San S.A. in Pesos Series 19. Maturity 10-17-2024	57450	232,244	2	232,244		-	232,244	-	232,244
Corporate Bond Bco de Serv. Financieros Series 24 in Pesos at Floating rate. Maturity 02-02-2025	57560	232,093	3	232,093		-	232,093	-	232,093
Corporate Bond New San S.A. in Pesos Private BADLAR + 575 bps. Maturity 05-19-2024	57044	153,038	3	153,038		230,946	153,038	-	153,038
Corporate Bond Refi Pampa Series 2 in Pesos adjusted by Uva. Maturity 05-06-2025	56123	148,404	3	148,404		132,220	148,404	-	148,404
Corporate Bond New San S.A. in Pesos Private BADLAR + 440 bps. Maturity 02-14-2024	56847	-		-		342,395	-	-	-
Corporate Bond Bco de Serv. Financieros Series 22 in Pesos at Floating rate. Maturity 03-03-2024	56886	-		-		328,307	-	-	-
Corporate Bond Petroquimica Com. Rivadavia S.A. in Pesos at Floating rate. Maturity 08-15-2024	56855	-		-		261,902	-	-	-

Subtotal Private Securities - In pesos		4,332,511		4,332,511		7,112,239	4,332,511	-	4,332,511

Private Securities - In foreign currency

Corporate Bond Pampa Energia S.A. Series 20 in USC. Maturity 03-26-2026	57682	2,572,250	2	2,572,250		-	2,572,250	-	2,572,250
Corporate Bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	56467	2,222,823	2	2,222,823		526	2,222,823	-	2,222,823
Corporate Bond Pampa Energia S.A. Series 18 in USD. Maturity 09-08-2025	57326	1,628,608	1	1,628,608		2,429,766	1,628,608	-	1,628,608
Corporate Bond Vista Energy Series 23 in USD. Maturity 03-06-2027	57636	1,621,173	2	1,621,173		-	1,621,173	-	1,621,173
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 03-08-2027	57644	1,611,753	2	1,611,753		-	1,611,753	-	1,611,753
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	1,442,630	2	1,442,630		2,029,697	1,442,630	-	1,442,630
Corporate Bond Vista Energy Series 20 in USD. Maturity 07-20-2025	57081	1,369,410	2	1,369,410		2,011,675	1,369,410	-	1,369,410
Corporate Bond John Deere Credit Cia Financiera S.A. Series X in USD. Maturity 03-08-2026	57639	833,175	2	833,175		-	833,175	-	833,175
Corporate Bond Petroquimica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	125	2	125		179	125	-	125
Corporate Bond in foreign currency Pcr Series H	55849	-	2	-		-	-	-	-

Subtotal Private Securities - In foreign currency		13,301,947		13,301,947		6,471,843	13,301,947	-	13,301,947

TOTAL SECURITIES AT FAIR VALUE THROUGH OCI		741,436,124		741,436,124		1,002,357,405	741,436,124	(1,299,399)	740,136,725

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
			value	03.31.24	12.31.23

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	9196	108,419,815	2	83,969,942	75,056,853	83,969,942	-	83,969,942
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	9132	35,600,668	2	35,757,881	49,135,868	35,757,881	-	35,757,881
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	9166	14,608,557	2	14,459,254	22,397,379	14,459,254	-	14,459,254

Subtotal Government Securities - In pesos		158,629,040		134,187,077	146,590,100	134,187,077	-	134,187,077

TOTAL SECURITIES AT AMORTIZED COST		158,629,040		134,187,077	146,590,100	134,187,077	-	134,187,077

TOTAL OTHER DEBT SECURITIES		900,065,164		875,623,201	1,148,947,505	875,623,201	(1,299,399)	874,323,802

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

Share BYMA- Bolsas y Mercados Argentina		3,491,178	1	3,491,178	3,289,113	3,491,178	-	3,491,178
Share Banco de Valores de Bs. As.		1,189,169	1	1,189,169	1,602,108	1,189,169	-	1,189,169
Yacimientos Petrolíferos Fiscales S. A.		1,594	1	1,594	-	1,594	-	1,594

Subtotal Private Securities - In pesos		4,681,941		4,681,941	4,891,221	4,681,941	-	4,681,941

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		4,681,941		4,681,941	4,891,221	4,681,941	-	4,681,941

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Compensadora Electrónica S.A.		1,352,138	3	1,352,138	1,352,138	1,352,138	-	1,352,138
Mercado Abierto Electrónico S.A.		994,263	3	994,263	776,024	994,263	-	994,263
Seguro de Depósitos S.A.		193,465	3	193,465	218,721	193,465	-	193,465
Other		7,466	3	7,466	7,466	7,466	-	7,466

Subtotal Private Securities - In pesos		2,547,332		2,547,332	2,354,349	2,547,332	-	2,547,332

Foreign:
Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.		508,878	2	508,878	613,262	508,878	-	508,878
Other		28,794	2	28,794	42,072	28,794	-	28,794

Subtotal Private Securities - In foreign currency		537,672		537,672	655,334	537,672	-	537,672

Subtotal Private Securities - In foreign currency		537,672		537,672	655,334	537,672	-	537,672

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		3,085,004		3,085,004	3,009,683	3,085,004	-	3,085,004

TOTAL EQUITY INSTRUMENTS		7,766,945		7,766,945	7,900,904	7,766,945	-	7,766,945

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

Account	03.31.24	12.31.23

COMMERCIAL PORTFOLIO

Normal performance	1,302,280,305	1,367,518,537
Preferred collaterals and counter-guarantees “A”	8,616,545	7,223,479
Preferred collaterals and counter-guarantees “B”	7,095,040	7,534,293
No preferred guarantees or counter guarantees	1,286,568,720	1,352,760,765

With special follow-up	313,211	447,628

Under observation	313,211	447,628
Preferred collaterals and counter-guarantees “B”	201,300	447,628
No preferred guarantees or counter guarantees	111,911	-

Troubled	2,980,225	4,248,889
No preferred guarantees or counter guarantees	2,980,225	4,248,889

With high risk of insolvency	26,373	38,768
No preferred guarantees or counter guarantees	26,373	38,768

Uncollectible	25,615	49,567
No preferred guarantees or counter guarantees	25,615	49,567

TOTAL	1,305,625,729	1,372,303,389

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

Account	03.31.24	12.31.23

CONSUMER AND HOUSING PORTFOLIO

Normal performance	1,445,292,962	1,808,937,257
Preferred collaterals and counter-guarantees “A”	399,608	612,747
Preferred collaterals and counter-guarantees “B”	167,735,821	148,637,537
No preferred guarantees or counter guarantees	1,277,157,533	1,659,686,973

Low risk	25,823,167	20,043,025
Preferred collaterals and counter-guarantees “B”	2,155,415	1,202,382
No preferred guarantees or counter guarantees	23,667,752	18,840,643

Low risk - With special follow-up	1,010,019	709,625
No preferred guarantees or counter guarantees	1,010,019	709,625

Medium risk	16,463,564	19,621,573
Preferred collaterals and counter-guarantees “A”	-	115
Preferred collaterals and counter-guarantees “B”	426,862	308,696
No preferred guarantees or counter guarantees	16,036,702	19,312,762

High risk	12,311,636	14,916,023
Preferred collaterals and counter-guarantees “B”	267,992	315,128
No preferred guarantees or counter guarantees	12,043,644	14,600,895

Uncollectible	2,645,852	2,786,678
Preferred collaterals and counter-guarantees “A”	-	-
Preferred collaterals and counter-guarantees “B”	586,403	666,886
No preferred guarantees or counter guarantees	2,059,449	2,119,792

TOTAL	1,503,547,200	1,867,014,181

TOTAL GENERAL	2,809,172,929	3,239,317,570

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

	03.31.24		12.31.23
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	409,787,433	14.59%	367,927,872	11.36%
50 following largest customers	338,313,880	12.04%	369,201,714	11.40%
100 following largest customers	212,606,819	7.57%	260,317,794	8.04%
All other customers	1,848,464,797	65.80%	2,241,870,190	69.20%

TOTAL	2,809,172,929	100.00%	3,239,317,570	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	19,254	8,516	12,774	25,548	51,096	68,128	185,316

Financial sector	-	9,595,587	2,014,220	5,631,421	11,002,746	4,097,066	11,114,900	43,455,940

Non-financial Private sector and Residents Abroad	29,804,622	1,316,595,051	447,562,731	395,138,757	315,208,199	281,123,696	431,342,962	3,216,776,018

TOTAL	29,804,622	1,326,209,892	449,585,467	400,782,952	326,236,493	285,271,858	442,525,990	3,260,417,274

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		Terms remaining to maturity
	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	73,690	101,459	27,462	38,736	77,473	122,665	441,485

Financial sector	-	12,814,719	1,359,116	5,767,843	25,261,760	7,982,376	16,837,925	70,023,739

Non-financial Private sector and Residents Abroad	34,330,658	1,390,197,249	564,034,194	527,798,147	447,347,674	310,898,464	512,609,275	3,787,215,661

TOTAL	34,330,658	1,403,085,658	565,494,769	533,593,452	472,648,170	318,958,313	529,569,865	3,857,680,885

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

	03.31.24		12.31.23
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	1,092,822,590	22.88%	835,222,031	15.14%

50 following largest customers	489,987,012	10.26%	595,141,240	10.79%

100 following largest customers	186,355,576	3.90%	282,959,014	5.13%

All other customers	3,006,309,617	62.96%	3,804,658,500	68.94%

TOTAL	4,775,474,795	100.00%	5,517,980,785	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	4,410,314,944	198,345,999	311,742,756	5,410,922	109,076	-	4,925,923,697
Non-financial Government sector	161,951,674	15,819	-	-	-	-	161,967,493
Financial sector	3,103,951	-	-	-	-	-	3,103,951
Non-financial Private sector and Residents Abroad	4,245,259,319	198,330,180	311,742,756	5,410,922	109,076	-	4,760,852,253
Liabilities at fair value through profit or loss	8,015,444	-	-	-	-	-	8,015,444
Derivative instruments	3,997,806	-	-	-	-	-	3,997,806
Other financial liabilities	534,230,252	817,972	1,210,791	2,118,639	3,306,727	18,715,098	560,399,479
Financing received from the BCRA and other financial institutions	13,981,381	2,719,774	5,332,002	13,166,883	4,162,406	2,909	39,365,355
Corporate bonds issued	1,226,087	-	1,883,108	11,903,801	-	-	15,012,996

TOTAL	4,971,765,914	201,883,745	320,168,657	32,600,245	7,578,209	18,718,007	5,552,714,777

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	5,144,017,509	430,892,198	144,021,887	3,446,379	438,708	-	5,722,816,681
Non-financial Government sector	51,585,393	195,454	-	-	-	-	51,780,847
Financial sector	3,901,431	-	-	-	-	-	3,901,431
Non-financial Private sector and Residents Abroad	5,088,530,685	430,696,744	144,021,887	3,446,379	438,708	-	5,667,134,403
Liabilities at fair value through profit or loss	15,663,036	-	-	-	-	-	15,663,036
Derivative instruments	3,252,617	-	-	-	-	-	3,252,617
Other financial liabilities	673,463,273	1,267,700	1,813,543	3,387,567	5,181,608	28,326,621	713,440,312
Financing received from the BCRA and other financial institutions	32,335,422	4,726,214	6,395,116	20,492,991	12,141,981	14,199	76,105,923
Corporate bonds issued	-	-	-	23,808,102	-	-	23,808,102

TOTAL	5,868,731,857	436,886,112	152,230,546	51,135,039	17,762,297	28,340,820	6,555,086,671

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 03.31.24

INCLUDED IN LIABILITIES
- Provisions for contingent commitments	9,055,413	2,547,245	(1)(3)	-	-	(3,348,610)	8,254,048

- For administrative, disciplinary and criminal penalties	7,581	-		-	-	(2,581)	5,000

- Provisions for termination plans	1,167,641	-		-	-	(397,540)	770,101

- Other	21,191,099	32,021,624	(2)(4)	31	1,058,730	(9,126,703)	43,027,259

TOTAL PROVISIONS	31,421,734	34,568,869		31	1,058,730	(12,875,434)	52,056,408

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 11,233 for exchange differences in foreign currency for contingent commitments
(4)

It includes a decrease of 13,303 corresponding to the subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation) registered in

Administrative expenses and the subsidiary BBVA Asset Management Argentina S.A.U. Argentina S.A.U.

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 03.31.23

INCLUDED IN LIABILITIES
- Provisions for contingent commitments	12,720,899	7,353,323	(1)(3)	-	-	(11,018,809)	9,055,413

- For administrative, disciplinary and criminal penalties	23,608	-		-	-	(16,027)	7,581

- Provisions for termination plans	2,143,681	724,509		-	-	(1,700,549)	1,167,641

- Other	26,045,375	24,278,306	(2)(4)	157,853	7,441,752	(21,532,977)	21,191,099

TOTAL PROVISIONS	40,933,563	32,356,138		157,853	7,441,752	(34,268,362)	31,421,734

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 173,646 for exchange differences in foreign currency for contingent commitments
(4)	It includes a decrease of 11,264 corresponding to the subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation).

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances as of	ECL for the			Monetary	Balances as of
	12.31.23	following	FI with significant	FI with credit	(loss)	03.31.24
		12 months	increases of	impairment	generated by
			credit risk		allowances

Other financial assets	2,151,428	41,671	-	51,929	(746,656)	1,498,372

Loans and other financing	68,868,994	3,487,713	3,033,604	7,766,074	(23,287,102)	59,869,283
Other financial institutions	1,486,864	142,376	27,900	(318)	(891,025)	765,797
Non-financial Private sector and Residents Abroad	67,382,130	3,345,337	3,005,704	7,766,392	(22,396,077)	59,103,486
Overdrafts	5,208,071	1,592,369	(465,388)	514,527	(2,047,492)	4,802,087
Instruments	5,829,356	130,933	(76,848)	(59,716)	(1,995,778)	3,827,947
Mortgage loans	5,014,991	80,591	790,093	1,239,762	(1,868,129)	5,257,308
Pledge loans	1,006,688	(44,176)	(9,645)	107,382	(377,953)	682,296
Consumer loans	14,647,840	219,986	483,830	1,391,079	(5,035,420)	11,707,315
Credit cards	28,968,441	1,363,114	2,162,300	3,414,593	(10,216,674)	25,691,774
Finance leases	720,796	2,082	68,177	164,897	(260,699)	695,253
Other	5,985,947	438	53,185	993,868	(593,932)	6,439,506

Other debt securities	148,632	69,116	-	-	(52,924)	164,824

Contingent commitments	9,055,413	2,014,181	506,202	26,862	(3,348,610)	8,254,048

TOTAL ALLOWANCES	80,224,467	5,612,681	3,539,806	7,844,865	(27,435,292)	69,786,527

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances as of	ECL for the			Monetary	Balances as of
	12.31.22	following	FI with significant	FI with credit	(loss)	12.31.23
		12 months	increases of	impairment	generated by
			credit risk		allowances

Other financial assets	2,181,540	778,661	-	1,041,945	(1,850,718)	2,151,428

Loans and other financing	98,632,695	19,029,933	7,349,016	45,522,915	(101,665,565)	68,868,994
Other financial institutions	1,100,390	3,583,272	578,639	(3,781)	(3,771,656)	1,486,864
Non-financial Private sector and Residents Abroad	97,532,305	15,446,661	6,770,377	45,526,696	(97,893,909)	67,382,130
Overdrafts	4,922,059	2,057,421	1,364,371	1,585,876	(4,721,656)	5,208,071
Instruments	3,603,088	6,521,071	483,863	729,619	(5,508,285)	5,829,356
Mortgage loans	8,098,101	347,905	1,560,573	3,436,739	(8,428,327)	5,014,991
Pledge loans	3,602,797	291,318	64,459	(150,603)	(2,801,283)	1,006,688
Consumer loans	19,353,706	2,183,372	1,902,395	14,428,816	(23,220,449)	14,647,840
Credit cards	47,667,902	6,862,766	818,723	20,576,891	(46,957,841)	28,968,441
Finance leases	916,282	274,790	174,379	298,342	(942,997)	720,796
Other	9,368,370	(3,091,982)	401,614	4,621,016	(5,313,071)	5,985,947

Other debt securities	151,502	157,268	-	-	(160,138)	148,632

Contingent commitments	12,720,899	6,729,582	365,677	258,065	(11,018,810)	9,055,413

TOTAL ALLOWANCES	113,686,636	26,695,444	7,714,693	46,822,925	(114,695,231)	80,224,467

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	03.31.24	12.31.23

ASSETS

Cash and deposits in banks	4	1,270,305,353	1,731,234,975

Cash		722,438,241	1,102,701,371
Financial institutions and correspondents		547,867,112	628,533,604
BCRA		463,352,218	544,171,397
Other in the country and abroad		84,514,894	84,362,207

Debt securities at fair value through profit or loss	5 and A	228,388,093	342,519,367

Derivative instruments	6	12,035,792	15,165,057

Repo transactions	7	2,032,906,044	1,823,133,080

Other financial assets	8	100,400,448	136,393,886

Loans and other financing	9	2,520,495,775	2,869,447,360

Non-financial Government sector		65,495	220,168
Other financial institutions		44,655,188	56,482,005
Non-financial Private sector and Residents Abroad		2,475,775,092	2,812,745,187

Other debt securities	10 and A	869,776,059	1,141,646,253

Financial assets pledged as collateral	11	266,166,753	396,690,708

Investments in equity instruments	13 and A	7,766,945	7,900,904

Investments in subsidiaries and associates	14	61,654,554	63,988,410

Property and equipment	15	465,277,693	451,921,307

Intangible assets	16	50,584,196	49,912,022

Deferred income tax assets	12.3	27,314,343	-

Other non-financial assets	17	129,677,731	156,943,097

Non-current assets held for sale	18	1,292,114	1,292,114

TOTAL ASSETS		8,044,041,893	9,188,188,540
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	03.31.24	12.31.23

LIABILITIES

Deposits	19 and H	4,793,032,519	5,525,379,758

Non-financial Government sector		161,850,260	51,602,236
Financial sector		22,148,406	22,914,644
Non-financial Private sector and Residents Abroad		4,609,033,853	5,450,862,878

Liabilities at fair value through profit or loss	20	8,015,444	15,663,036
Derivative instruments	6	3,997,806	3,252,617

Other financial liabilities	21	533,462,604	672,818,403

Financing received from the BCRA and other financial institutions	22	1,290,176	5,503,571

Current income tax liabilities	12.2	190,223,880	288,854,659

Provisions	J	51,879,993	31,225,043

Deferred income tax liabilities	12.3	-	35,504,024

Other non-financial liabilities	24	363,730,305	477,928,556

TOTAL LIABILITIES		5,945,632,727	7,056,129,667

EQUITY

Share capital	2	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		626,238,036	626,238,036
Reserves		985,772,714	985,772,714
Retained earnings		249,481,305	-
Other accumulated comprehensive income		194,782,732	263,209,134
Income for the period / year		34,776,695	249,481,305

TOTAL EQUITY		2,098,409,166	2,132,058,873

TOTAL LIABILITIES AND EQUITY		8,044,041,893	9,188,188,540

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	03.31.24	03.31.23

Interest income	26	1,240,107,294	938,524,884
Interest expense	27	(478,563,011)	(446,189,636)

Net interest income		761,544,283	492,335,248

Commission income	28	83,544,169	77,156,095
Commission expense	29	(42,383,908)	(40,853,284)

Net commission income		41,160,261	36,302,811

Net income from measurement of financial instruments at fair value through profit or loss	30	27,355,620	24,847,621
Net income from write-down of assets at amortized cost and at fair value through OCI	31	62,924,457	148,654
Foreign exchange and gold gains/(losses)	32	10,503,567	4,363,375
Other operating income	33	28,405,730	20,625,327
Loan loss allowance	34	(26,675,027)	(31,298,601)

Net operating income		905,218,891	547,324,435

Personnel benefits	35	(88,356,811)	(83,924,126)
Administrative expenses	36	(101,928,304)	(91,598,690)
Asset depreciation and impairment	37	(10,147,936)	(10,811,861)
Other operating expenses	38	(101,637,372)	(74,808,064)

Operating income		603,148,468	286,181,694

Loss from associates and joint ventures		(2,141,254)	(3,718,127)
Loss on net monetary position		(544,585,304)	(208,192,570)

Income before income tax		56,421,910	81,707,251

Income tax	12.4	(21,645,215)	(23,415,441)

Net income for the period		34,776,695	58,291,810
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2024 AND 2023

EARNINGS PER SHARE

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	03.31.24	03.31.23

Numerator:

Net income attributable to owners of the Parent	34,776,695	58,291,810
Net income attributable to owners of the Parent adjusted to reflect to the effect of dilution	34,776,695	58,291,810

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	56.7588	95.1377
Diluted earnings per share (stated in pesos) (1)	56.7588	95.1377

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Note	03.31.24	03.31.23

Net income for the period		34,776,695	58,291,810

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Loss for the period on the Share in OCI from associates and joint ventures at equity method-		(192,621)	(39)

		(192,621)	(39)

Profit or losses from financial instruments at fair value through OCI

Loss for the period from financial instruments at fair value through OCI		(92,077,007)	(8,399,836)
Reclassification adjustment for the period		(62,537,008)	8,273,508
Income tax	12.4	86,334,869	(2,337,593)

		(68,279,146)	(2,463,921)

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income / (loss) from equity instruments at fair value through OCI		45,365	(34,578)

		45,365	(34,578)

Total Other Comprehensive (Loss) for the period		(68,426,402)	(2,498,538)

Total comprehensive income / (loss)		(33,649,707)	55,793,272
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY.

FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	2024
	Share	Non-capitalized		Other Comprehensive		Reserves
	Capital	contributions		Income
Transactions	Outstanding shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	626,238,036	262,185,355	1,023,779	404,480,502	581,292,212	249,481,305	2,132,058,873

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	34,776,695	34,776,695
- Other comprehensive loss for the period	-	-	-	(68,233,781)	(192,621)	-	-	-	(68,426,402)

Balances at fiscal period end	612,710	6,744,974	626,238,036	193,951,574	831,158	404,480,502	581,292,212	284,258,000	2,098,409,166

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY.

FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	2023
	Share	Non-capitalized		Other Comprehensive		Reserves
	Capital	contributions		Income
Transactions	Outstanding shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	626,238,036	(35,405,265)	(64)	348,930,266	477,170,066	277,751,227	1,702,041,950

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	58,291,810	58,291,810
- Other comprehensive loss for the period	-	-	-	(2,498,499)	(39)	-	-	-	(2,498,538)
									-

Balances at fiscal period end	612,710	6,744,974	626,238,036	(37,903,764)	(103)	348,930,266	477,170,066	336,043,037	1,757,835,222
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	03.31.24	03.31.23

Cash flows from operating activities

Income before income tax	56,421,910	81,707,251

Adjustment for total monetary income for the period	544,585,304	208,192,570

Adjustments to obtain cash flows from operating activities:	240,174,721	18,257,136

Depreciation and amortization	10,147,936	10,811,861
Loan loss allowance	26,675,027	31,298,601
Effect of foreign exchange changes on cash and cash equivalents	198,882,747	(35,663,724)
Other adjustments	4,469,011	11,810,398

Net decreases from operating assets:	(2,048,025,191)	(1,256,846,532)

Debt securities at fair value through profit or loss	(11,885,592)	(14,736,919)
Derivative instruments	(1,568,607)	5,078,237
Repo transactions	(1,067,423,069)	(372,224,856)
Loans and other financing	(723,768,571)	(575,619,995)
Non-financial Government sector	80,968	(6,749)
Other financial institutions	(5,307,158)	2,832,266
Non-financial Private sector and Residents Abroad	(718,542,381)	(578,445,512)
Other debt securities	(261,200,061)	(204,452,227)
Financial assets pledged as collateral	21,208,912	(33,079,615)
Investments in equity instruments	(1,908,490)	(1,279,325)
Other assets	(1,479,713)	(60,531,832)

Net increases from operating liabilities:	1,607,770,258	1,267,350,301

Deposits	1,422,047,741	1,066,252,766
Non-financial Government sector	159,957,351	8,931,617
Financial sector	7,314,441	21,476,487
Non-financial Private sector and Residents Abroad	1,254,775,949	1,035,844,662
Liabilities at fair value through profit or loss	(4,277,604)	17,993
Derivative instruments	1,695,883	746,120
Other liabilities	188,304,238	200,333,422

Income tax paid	(463,934)	(319,319)

Total cash flows generated by operating activities	400,463,068	318,341,407

SEPARATE STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	03.31.24	03.31.23

Cash flows from investing activities

Payments:	(23,940,789)	(8,612,872)

Purchase of property and equipment, intangible assets and other assets	(23,940,789)	(6,958,907)
Other payments related to investing activities	-	(1,653,965)

Total cash flows used in investing activities	(23,940,789)	(8,612,872)

Cash flows from financing activities

Payments:	(6,616,045)	(8,054,929)

Financing from local financial institutions	(1,184,825)	(7,975,820)
Other payments related to financing activities	(2,974,835)	-
Leases	(2,456,385)	(79,109)

Collections:	-	425,021

Other collections related to financing activities	-	425,021

Total cash flows used in financing activities	(6,616,045)	(7,629,908)

Effect of foreign exchange changes on cash and cash equivalents	(198,882,747)	35,663,724
Effect of net monetary income/(loss) of cash and cash equivalents	(631,953,109)	(284,354,475)

Total changes in cash flows	(460,929,622)	53,407,876
Restated cash and cash equivalents at the beginning of the year (Note 4)	1,731,234,975	1,396,983,032
Cash and cash equivalents at fiscal period-end (Note 4)	1,270,305,353	1,450,390,908

Notes and exhibits are an integral part of these separate financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

1. Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2. Basis for the preparation of these financial statements and applicable accounting standards

These separate condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affects the preparation of these separate condensed interim financial statements:

–	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of March 31, 2024 and December 31, 2023, its shareholders’ equity would have been reduced by 11,745,942 and 14,193,158, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these separate condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

Furthermore, the BCRA, through Communications “A” 6323 and 6324, set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read in conjunction with the financial statements as of December 31, 2023. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2023 are included.

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

–	General information (Note 1 to the consolidated condensed interim financial statements)

–	Figures stated in thousands of pesos (Note 2.1.2. to the consolidated condensed interim financial statements)

–	Presentation of Statement of Financial Position (Note 2.1.3 to the consolidated condensed interim financial statements)

–	Comparative information (Nota 2.1.4. to the consolidated condensed interim financial statements)

–	Measuring unit (Nota 2.1.5. to the consolidated condensed interim financial statements)
–	Summary of significant accounting policies (Note 2.3 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries.
–	Accounting judgments, estimates and assumptions (Note 2.4. to the consolidated condensed interim financial statements)
–	Regulatory changes introduced during this fiscal year y New pronouncements (Note 2.5. and 2.6. respectively, to the consolidated condensed interim financial statements)
–	Transcription to the books (Nota 2.7. to the consolidated condensed interim financial statements)
–	Provisions (Note 23 to the consolidated condensed interim financial statements)
–	Share capital (Note 26 to the consolidated condensed interim financial statements)
–	Fair values of financial instruments (Note 40 to the consolidated condensed interim financial statements)
–	Segment reporting (Note 41 to the consolidated condensed interim financial statements)
–	Related parties (Note 42 to the consolidated condensed interim financial statements)
–	Financial instruments risks (Note 43 to the consolidated financial statements)
–	Restrictions to the distributions of earnings (Note 44 to the consolidated condensed interim financial statements)
–	Banking deposits guarantee insurance system (Note 46 to the consolidated condensed interim financial statements)
–	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 48 to the consolidated condensed interim financial statements)
–	Compliance with the provisions of the Argentine Securities Commission – Documentation (Note 49 to the consolidated condensed interim financial statements)
–	Trust activities (Note 50 to the consolidated condensed interim financial statements)
–	Mutual funds (Note 51 to the consolidated condensed interim financial statements)

–	Penalties and administrative proceedings instituted by the BCRA (Note 52 to the consolidated condensed interim financial statements)
–	Subsequent events (Note 53 to the consolidated condensed interim financial statements)

3. Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The interim financial statements as of March 31, 2024 of the subsidiaries BBVA Asset Management Argentina S.A.U. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

4. Cash and deposits in banks

Breakdown is as follows:

	03.31.24	12.31.23

Cash	722,438,241	1,102,701,371
B.C.R.A. - Current account	463,352,218	544,171,397
Local and foreign financial institutions	84,514,894	84,362,207

TOTAL	1,270,305,353	1,731,234,975

The balances of Cash and deposits in banks as of March 31, 2023 and as of December 31, 2022, amounted to 1,450,390,908 and 1,396,983,032.

5. Debt securities at fair value through profit or loss

Breakdown is as follows:

	03.31.24	12.31.23

Government securities	226,513,410	339,259,043
Private securities – Corporate bonds	1,874,683	3,260,324

TOTAL	228,388,093	342,519,367

A breakdown of this information is provided in Exhibit A.

6. Derivative instruments

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	03.31.24	12.31.23

Debit balances linked to foreign currency forwards pending settlement in pesos	10,394,538	12,942,746
Income from put options taken (1)	1,641,254	2,222,311

TOTAL	12,035,792	15,165,057

(1)	The Entity subscribed for options as set forth in Communication “A” 7546 issued by the BCRA.

Liabilities

	03.31.24	12.31.23

Credit balances linked to foreign currency forwards pending settlement in pesos	3,997,806	3,252,617

TOTAL	3,997,806	3,252,617

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of put options taken are reported below:

	03.31.24	12.31.23

Foreign currency forwards

Foreign currency forward purchases - US$	287,349	169,836

Foreign currency forward sales - US$	221,509	119,093

Foreign currency forward sales - Euros	392	5,500

Put options

Put options taken (1)	139,175,637	142,183,107

(1)	See Note 10.2.

7. Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	03.31.24	12.31.23

Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA (1)	2,032,906,044	1,823,133,080

TOTAL	2,032,906,044	1,823,133,080
(1)	As of March 31, 2024 and December 31, 2023, repurchase transactions involving BCRA liquidity bills fall due on April 3, 2024 and January 2, 2024, respectively.

Repurchase transactions

No repurchase transactions were accounted for as of March 31, 2024 and December 31, 2023.

8. Other financial assets

Breakdown is as follows:

	03.31.24	12.31.23

Measured at amortized cost

Other receivables	53,603,300	73,987,592
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	43,027,648	61,368,246
Non-financial debtors from spot transactions pending settlement	4,883,752	1,326,061
Financial debtors from spot transactions pending settlement	-	1,397,801
Other	193,652	192,701

	101,708,352	138,272,401

Allowance for loan losses (Exhibit R)	(1,307,904)	(1,878,515)

TOTAL	100,400,448	136,393,886

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

9. Loans and other financing

The Bank holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Bank measures loans and other financing at amortized cost. Breakdown is as follows:

	03.31.24	12.31.23

Credit cards	875,131,662	1,065,381,872
Overdrafts	323,518,331	267,636,379
Unsecured instruments	322,173,837	482,261,970
Loans for the prefinancing and financing of exports	292,687,836	232,285,757
Consumer loans	198,614,370	229,647,871
Discounted instruments	190,859,710	220,173,045
Mortgage loans	125,697,091	120,394,595
Other financial institutions	48,734,294	62,239,635
Pledge loans	19,960,164	30,104,804
Loans to personnel	16,079,218	15,471,457
Receivables from finance leases	11,469,125	16,027,072
Instruments purchased	2,073,363	4,572,256
Non-financial Government sector	65,495	220,168
Other financing	156,154,828	195,470,230

	2,583,219,324	2,941,887,111

Allowance for loan losses (Exhibit R)	(62,723,549)	(72,439,751)

TOTAL	2,520,495,775	2,869,447,360

The Bank entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	03.31.24		12.31.23
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments

Up to 1 year	10,023,889	2,863,302	13,512,222	3,821,866
From 1 to 2 years	9,071,897	2,892,085	12,433,865	3,910,304
From 2 to 3 years	7,486,195	3,588,897	10,290,378	4,672,003
From 3 to 4 years	3,220,713	1,998,314	5,551,359	3,327,664
From 4 to 5 years	183,189	126,527	473,028	295,235

TOTAL	29,985,883	11,469,125	42,260,852	16,027,072

Share capital		11,017,082		15,275,351
Accrued interest		452,043		751,721

TOTAL		11,469,125		16,027,072

The breakdown of loans and other financing according to credit performance as per the criteria set forth by the BCRA are presented in Exhibit B. The information on concentration of loans and other financing is presented in

Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits to the carrying amounts is shown below:

	03.31.24	12.31.23

Total Exhibits B and C	2,719,890,967	3,113,331,613
Plus:
Loans to personnel	16,079,218	15,471,457
Interest and other items accrued receivable from financial assets with credit value impairment	1,149,210	1,149,002

Less:
Allowance for loan losses (Exhibit R)	(62,723,549)	(72,439,751)
Adjustments for effective interest rate	(11,823,550)	(16,827,509)
Corporate bonds and other private securities	(18,172,130)	(14,239,415)
Loan commitments	(123,904,391)	(156,998,037)

Total loans and other financing	2,520,495,775	2,869,447,360

Note 43.2 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of March 31, 2024 and December 31, 2023, the Bank holds the loan commitments booked in off- balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	03.31.24	12.31.23

Liabilities related to foreign trade transactions	60,899,667	57,923,741
Secured loans	45,569,934	67,376,928
Overdrafts and receivables not used	14,913,085	27,558,226
Guarantees granted	2,521,705	4,139,142

TOTAL	123,904,391	156,998,037

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

See information on the Financing line for productive investment described in Note 8 to the consolidated condensed interim financial statements.

10. Other debt securities

Breakdown is as follows:

10.1. Financial assets measured at amortized cost

	03.31.24	12.31.23

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	83,969,942	75,056,853
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	35,757,881	49,135,868
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,459,254	22,397,379

TOTAL	134,187,077	146,590,100

10.2. Financial assets measured at fair value through OCI

	03.31.24	12.31.23

Government securities (1)	701,320,640	784,049,560
Private securities – Corporate bonds	17,634,458	13,584,082
Letras Internas del B.C.R.A.	16,633,884	105,789,699
Letras de liquidez del B.C.R.A.	-	91,632,812

	735,588,982	995,056,153

(1)	In March 2023, the Bank launched a voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bill in pesos at discount. Maturity April 28, 2023 (LEDES S28A3)	19,027,714,460
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity May 19, 2023 (LECER X19XY3)	7,000,000,000
Argentine Treasury Bill in pesos at discount. Maturity May 31, 2023 (LEDES S31Y3)	6,840,800,244
Argentine Treasury Bill in pesos at discount. Maturity June 30, 2023 (LEDES S30J3)	5,532,343,136

Securities Received
Species	Nominal values
Argentine Treasury Bond in pesos adjusted by CER at 3.75%. Maturity April 14, 2024 (T3X4P)	13,237,176,685
Argentine Treasury Bond in pesos adjusted by CER 4%. Maturity October 14, 2024 (T4X4P)	17,649,568,913
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity February 14, 2025 (T2X5P)	13,237,176,685

In June 2023, the Bank launched a new voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity June 16, 2023 (LECER X16J3)	2,159,998,000
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity July 18, 2023 (LECER X18L3)	35,863,500,000
Argentine Treasury Bonds in pesos adjusted by CER 1.45%. Maturity August 13, 2023 (T2X3)	3,622,490,577

Securities Received
Species	Nominal values
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity December 13, 2024 (T5X4P)	71,442,000,014

In addition, the Bank purchased put options from the BCRA. These options grant the Bank an opportunity to sell (put option) the underlying asset at a price determined by BCRA applicable regulations. In this transaction, options may be exercised up to the day prior to the maturity date of the underlying asset. As of March 31, 2024, their notional value stood at 139,175,637,297 (see Exhibit A and O).

11. Financial assets pledged as collateral

As of March 31, 2024 and December 31, 2023, the Bank pledged as collateral the following financial assets:

		03.31.24	12.31.23

BCRA - Special guarantee accounts (Note 40.1)	(1)	140,760,251	146,961,300
Guarantee trust - Government securities at fair value through OCI	(2)	85,386,370	198,013,557
Deposits as collateral	(3)	35,718,019	42,395,390
Guarantee trust - USD - Government and Private Securities at fair value through OCI	(4)	4,302,113	9,320,461

TOTAL		266,166,753	396,690,708

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2024 and 2025 (Species T2X4 and T2X5). As of December 31, 2023, the trust was composed of species T2X4, T2X5 and TX26.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases.
(4)	The trust is composed of dollars in cash, Treasury Bonds (TV24D) and Private Securities (PQCOO and PCRH) as collateral for activities related to the transactions on MAE and BYMA. As of December 31, 2023, the trust was composed of dollars in cash, Treasury Bonds (TV24D) and Private Securities (LUC4O, PQCOO and PQCHO).

12. Income tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future

12.1. Current income tax assets

No transactions were accounted for in the period/year ended March 31, 2024 and December 31, 2023, respectively.

12.2. Current income tax liabilities

Below is a breakdown of the current income tax liabilities disclosed in the Separate Condensed Statement of Financial Position:

	03.31.24	12.31.23

Income tax provision	192,549,034	291,946,233
Advances	(2,250,543)	(2,994,500)
Collections and withholdings	(74,611)	(97,074)

	190,223,880	288,854,659

12.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized through		03.31.24
	As of 12.31.23	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	18,695,480	(306,860)	-	18,388,620	-
Provisions	53,985,349	(2,453,052)	-	51,532,297	-
Loans and cards commissions	5,473,579	(1,859,183)	-	3,614,396	-
Organizational expenses and others	(25,572,715)	(1,996,078)	-	-	(27,568,793)
Property and equipment and miscellaneous assets	(63,244,547)	(358,607)	-	-	(63,603,154)
Debt securities and investments in equity instruments	(26,443,344)	(70,978,879)	86,334,869	-	(11,087,354)
Tax inflation adjustment	1,602,095	(809,616)	-	792,479	-
Tax losses	-	55,245,800	-	55,245,800	-
Other	79	(27)	-	52	-

Debt	(35,504,024)	(23,516,502)	86,334,869	129,573,644	(102,259,301)

Offsettings				(102,259,301)	102,259,301

Net deferred asset				27,314,343	-

Account		Changes recognized through		As of 12.31.23
	As of 12.31.22	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	22,236,893	(3,541,413)	-	18,695,480	-
Provisions	59,560,322	(5,574,973)	-	53,985,349	-
Loans and cards commissions	5,765,222	(291,643)	-	5,473,579	-
Organizational expenses and others	(22,845,798)	(2,726,917)	-	-	(25,572,715)
Property and equipment and miscellaneous assets	(61,306,333)	(1,938,214)	-	-	(63,244,547)
Debt securities and investments in equity instruments	(44,983,410)	171,269,839	(152,729,773)	-	(26,443,344)
Tax inflation adjustment	9,978,031	(8,375,936)	-	1,602,095	-
Other	203	(124)	-	79	-

Debt	(31,594,870)	148,820,619	(152,729,773)	79,756,582	(115,260,606)

Offsettings				(79,756,582)	79,756,582

Net deferred liabilities				-	(35,504,024)

12.4. Income tax

Below are the main components of the income tax expense in the separate condensed financial statements:

	03.31.24	03.31.23

Current income tax expense	1,871,287	(35,352,714)
Income / (loss) from deferred income tax	(23,516,502)	11,937,273

Income tax recognized through profit or loss	(21,645,215)	(23,415,441)

Income tax recognized through OCI	86,334,869	(2,337,593)

Total income tax	64,689,654	(25,753,034)

The Bank's effective tax rate calculated on the income tax recognized in the income statement for the interim periods ended March 31, 2024 and 2023 was 38% and 29%, respectively.

The income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted tax rate that the Entity expects for the fiscal year.

13. Investments in equity instruments

Breakdown is as follows:

13.1. Investments in equity instruments through profit or loss

	03.31.24	12.31.23

Private securities - Shares of other non-controlled companies (1)	4,681,941	4,891,221

TOTAL	4,681,941	4,891,221

(1) See Exhibit A to the consolidated financial statements.

13.2. Investments in equity instruments through other comprehensive income

	03.31.24	12.31.23

Compensadora Electrónica S.A.	1,352,138	1,352,138
Mercado Abierto Electrónico S.A.	994,263	776,024
Banco Latinoamericano de Exportaciones S.A.	508,878	613,262
Seguro de Depósitos S.A.	193,465	218,721
Other	36,260	49,538

TOTAL	3,085,004	3,009,683

14. Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	03.31.24	12.31.23

BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	18,632,281	17,275,784
Volkswagen Financial Services Compañía Financiera S.A.	18,112,387	17,512,625
PSA Finance Arg. Cía. Financiera S.A.	8,891,620	10,225,307
BBVA Seguros Argentina S.A.	6,006,262	7,141,482
Rombo Compañía Financiera S.A.	4,822,959	4,666,077
Interbanking S.A.	3,199,769	3,199,769
Play Digital S.A.(1)	1,245,671	2,961,218
Openpay Argentina S.A.(2)	589,819	781,338
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) (3)	153,786	224,810

TOTAL	61,654,554	63,988,410
(1)	In order to determine the value of this investment, the accounting information of Play Digital S.A. as of December 31, 2023 has been used. In addition, the significant transactions made or events occurred between January 1 and March 31, 2024 were considered.
(2)	On April 19, 2023, 29,205 (in nominal values) shares were subscribed for and paid in in cash.

(3)	On November 28, 2023, a contribution in cash was made for 120,000 (228,280 in restated values). The Bank subscribed 64,667 (123,018 in restated values) and BBVA subscribed 55,333 (105,262 in restated values).

15. Property and equipment

Breakdown is as follows:

	03.31.24	12.31.23

Real estate	335,230,444	337,370,941
Furniture and facilities	59,957,950	58,011,088
Right of use of leased real estate	38,885,797	36,890,053
Machinery and equipment	21,642,918	11,944,121
Construction in progress	8,164,033	6,185,827
Vehicles	1,396,551	1,519,277

TOTAL	465,277,693	451,921,307

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these separate condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property as of the end of the previous fiscal year, the carrying amount of one piece of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Account	Impairment
	03.31.2024	12.31.2023

Real estate - Balvanera	(1,084,246)	(1,084,246)
Real estate - Libertador	(882,202)	(882,202)
Real estate - Local 1 Puerto Madero	(454,720)	(454,720)
Real estate - Local 5 Puerto Madero	(333,824)	(333,824)
Real estate - Cerro Las Rosas	(109,994)	(109,994)
Real estate - Mar del Plata	(107,281)	(107,281)
Real estate - Lavallol	(69,520)	(69,520)
Real estate - La Plata	(62,940)	(62,940)
Real estate - Monte Grande	(59,477)	(59,477)
Real estate - Bahía Blanca	(22,364)	(22,364)

TOTAL	(3,186,568)	(3,186,568)

16. Intangible assets

Breakdown is as follows:

	03.31.24	12.31.23

Own systems development expenses	50,584,196	49,912,022

TOTAL	50,584,196	49,912,022

17. Other non-financial assets

Breakdown is as follows:

	03.31.24	12.31.23

Investment properties	90,799,611	91,204,837
Prepayments	13,999,310	18,395,378
Advances to suppliers of goods	11,072,669	10,010,695
Tax advances	10,449,865	11,387,158
Other miscellaneous assets	1,353,190	1,136,758
Advances to personnel	125,896	12,898,874
Assets acquired as security for loans	83,294	85,176
Other	1,793,896	11,824,221

TOTAL	129,677,731	156,943,097

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

The impairment of assets booked in Investment properties under non-financial assets is as follows:

Account	Impairment
	03.31.2024	12.31.2023

Leased real estate - Viamonte	(361,336)	(361,336)

TOTAL	(361,336)	(361,336)

18. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term. Breakdown is as follows:

	03.31.24	12.31.23

Real estate held for sale - Fisherton	725,474	725,474
Real estate held for sale - Bernal	140,255	140,255
Real estate held for sale - Mendoza	236,401	236,401
Real estate held for sale - Villa Lynch	189,984	189,984

TOTAL	1,292,114	1,292,114

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of certain pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of non-current assets held for sale is as follows:

Account	Impairment
	03.31.2024	12.31.2023

Real estate held for sale - Fisherton	(375,558)	(375,558)

TOTAL	(375,558)	(375,558)

19. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	03.31.24	12.31.23

Non-financial Government sector	161,850,260	51,602,236
Financial sector	22,148,406	22,914,644
Non-financial Private sector and Residents Abroad	4,609,033,853	5,450,862,878
Savings accounts	1,949,524,697	2,608,666,689
Checking accounts	1,273,474,814	1,385,312,104
Time deposits	1,084,422,630	1,140,055,939
Investment accounts	269,861,667	276,144,027
Other	31,750,045	40,684,119

TOTAL	4,793,032,519	5,525,379,758

20. Liabilities at fair value through profit or loss

Breakdown is as follows:

	03.31.24	12.31.23

Liabilities for transactions with government securities	8,015,444	15,663,036

TOTAL	8,015,444	15,663,036

21. Other financial liabilities

Breakdown is as follows:

	03.31.24	12.31.23

Obligations from financing of purchases	365,340,781	426,370,211
Payment orders pending credit	55,243,894	21,682,788
Collections and other transactions on behalf of third parties	40,649,929	61,866,098
Funds collected on behalf of AFIP	28,911,036	112,014,191
Lease liabilities (Note 25)	25,893,175	35,635,148
Receivables from spot purchases pending settlement	4,725,907	1,165,426
Credit balance for spot sales pending settlement	293,653	515,999
Commissions accrued payable	12,985	19,486
Other	12,391,244	13,549,056

TOTAL	533,462,604	672,818,403

22. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	03.31.24	12.31.23

Foreign financial institutions	898,203	4,051,435
Local financial institutions	287,400	1,286,372
BCRA	104,573	165,764

TOTAL	1,290,176	5,503,571

23. Corporate bonds issued

No transactions were accounted for the three-month periods ended March 31, 2024 and December 31, 2023.

24. Other non-financial liabilities

Breakdown is as follows:

	03.31.24	12.31.23

Miscellaneous creditors	159,510,595	188,744,751
Short-term personnel benefits	64,843,100	91,140,701
Advances collected	50,383,818	74,752,137
Other collections and withholdings	49,657,195	63,549,386
Other taxes payable	27,816,019	49,029,070
Social security payment orders pending settlement	3,874,726	562,421
Long-term personnel benefits	3,188,821	4,834,946
For contract liabilities	2,732,329	2,582,285
Termination benefits payable	977,006	1,761,143
Other	746,696	971,716

TOTAL	363,730,305	477,928,556

25. Leases

The Bank as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of March 31, 2024 and December 31, 2023:

Rights of use under leases

	Original			Amortization				Residual
	value as of			Accumulated		For the	Accumulated as of	value as of
Account	01.01.24	Additions	Derecognitions	as of 01.01.24	Derecognitions	period (1)	03.31.24	03.31.24

Leased real estate	74,261,219	2,955,933	1,839,207	37,371,166	1,239,030	360,012	36,492,148	38,885,797

(1) See note 37

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	03.31.24	12.31.23

Up to 1 year	536,021	60,467	596,488	1,844,645

From 1 to 5 years	18,799,078	1,175,870	19,974,948	26,652,541

More than 5 years	5,321,739	-	5,321,739	7,137,962

			25,893,175	35,635,148

Interest and exchange rate difference recognized in profit or loss

	03.31.24	03.31.23

Other operating expenses

Interest on lease liabilities (Note 38)	(735,664)	(663,505)

Exchange rate difference

Exchange rate difference for financial lease	(1,568,935)	(14,803,495)

26. Interest income

Breakdown is as follows:

	03.31.24	03.31.23

Premiums on reverse repurchase	457,400,583	67,961,481
Stabilization Coefficient (CER) clause	279,602,980	85,207,329
Interest on instruments	138,838,654	74,810,924
Interest on credit card loans	91,174,770	101,868,448
Interest on overdrafts	69,863,555	67,055,599
Acquisition Value Unit (UVA) clause	66,363,799	33,276,334
Interest on government securities	56,136,357	408,794,486
Interest on consumer loans	39,945,704	47,031,972
Interest on other loans	19,050,041	30,779,065
Interest on loans to the financial sector	10,227,100	8,060,212
Interest on pledge loans	4,522,303	4,384,777
Interest on lease liabilities	2,199,476	2,958,800
Interest on private securities	1,408,607	852,570
Interest on loans for the prefinancing and financing of exports	1,278,798	598,925
Interest on mortgage loans	1,029,929	4,133,715
Other interest	1,064,638	750,247

TOTAL	1,240,107,294	938,524,884

27. Interest expense

Breakdown is as follows:

	03.31.24	03.31.23

Time deposits	228,710,186	374,777,811
Checking accounts deposits	201,221,655	49,856,617
Acquisition Value Unit (UVA) clause	42,231,267	18,553,820
Savings accounts deposits	5,258,492	1,969,375
Interfinancial loans received	989,772	505,810
Other liabilities from financial transactions	151,619	523,038
Other interest	20	3,165

TOTAL	478,563,011	446,189,636

28. Commission income

Breakdown is as follows:

	03.31.24	03.31.23

From credit cards	46,524,476	31,667,861
Linked to liabilities	23,137,309	34,963,190
From foreign trade and foreign currency transactions	5,114,795	3,917,425
From insurance	3,299,996	3,755,339
Linked to securities	3,292,624	1,489,110
Linked to loans	2,059,836	1,338,149
Linked to loan commitments	51,355	-
From guarantees granted	63,778	25,021

TOTAL	83,544,169	77,156,095

29. Commission expenses

Breakdown is as follows:

	03.31.24	03.31.23

From credit and debit cards	19,059,863	30,975,759
For foreign trade transactions	11,520,302	1,258,221
For payment of salaries	3,776,290	2,464,038
For new channels	2,545,121	1,758,366
For data processing	1,824,018	1,504,686
For advertising campaigns	185,760	173,731
Linked to transactions with securities	29,854	20,763
Other commission expenses	3,442,700	2,697,720

TOTAL	42,383,908	40,853,284

30. Net income from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	03.31.24	03.31.23

Income from government securities	34,858,195	22,156,181
Income from corporate bonds	95,813	-
Income from interest rate swaps	-	84,931
Income from private securities	(210,118)	271,387
Loss from put options taken	(610,758)	(104,658)
Income from foreign currency forward transactions	(6,779,514)	2,439,792
Other	2,002	(12)

TOTAL	27,355,620	24,847,621

31. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	03.31.24	03.31.23

Income from sale of government securities	62,980,608	148,654
Loss from sale of private securities	(56,151)	-

TOTAL	62,924,457	148,654

32. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	03.31.24	03.31.23

Income from purchase-sale of foreign currency	6,680,623	13,029,996
Conversion of foreign currency assets and liabilities into pesos	3,822,944	(8,666,621)

TOTAL	10,503,567	4,363,375

33. Other operating income

Breakdown is as follows:

	03.31.24	03.31.23

Adjustments and interest on miscellaneous receivables	13,727,650	7,998,413
Rental of safe deposit boxes	2,766,248	2,652,141
Debit and credit card commissions	1,929,881	1,847,786
Loans recovered	1,464,412	2,505,174
Rent	1,142,511	970,649
Punitive interest	935,922	809,742
Fees expenses recovered	708,688	849,931
Commission from syndicated transactions	273,032	388,653
Allowances reversed	-	11,574
Other operating income	5,457,386	2,591,264

TOTAL	28,405,730	20,625,327

34. Loan loss allowance

Breakdown is as follows:

	03.31.24	03.31.23

Financial assets measured at amortized cost
Loan loss allowance in pesos	24,785,369	30,676,361
Loan loss allowance in foreign currency	1,873,466	599,410

Financial assets measured at fair value through OCI
Value adjustment due to credit losses	16,192	22,830

TOTAL	26,675,027	31,298,601

35. Personnel benefits

Breakdown is as follows:

	03.31.24	03.31.23

Salaries	47,333,512	48,783,238
Other short-term personnel benefits	22,912,421	17,693,353
Social security withholdings and collections	15,566,961	14,296,442
Personnel services	1,486,004	1,307,763
Personnel compensation and bonuses	1,057,913	1,843,330

TOTAL	88,356,811	83,924,126

36. Administrative expenses

Breakdown is as follows:

	03.31.24	03.31.23

Taxes	23,505,069	18,353,254
Rent	15,150,646	13,547,269
Contracted administrative services	12,749,390	9,979,048
Maintenance and repair costs	8,253,989	8,174,311
Armored transportation services	7,450,405	7,864,761
Advertising	7,039,597	5,933,200
IT	6,824,138	10,582,266
Documents distribution	4,866,506	2,683,840
Electricity and communications	3,348,360	3,141,334
Security services	2,811,733	2,126,764
Other fees	2,327,954	2,127,590
Trade reports	1,907,920	2,939,069
Insurance	706,683	731,211
Representation and travel expenses	642,722	460,127
Stationery and supplies	145,980	93,829
Fees to Bank Directors and Supervisory Committee	80,717	75,211
Other administrative expenses	4,116,495	2,785,606

TOTAL	101,928,304	91,598,690

37. Asset depreciation and impairment

Breakdown is as follows:

	03.31.24	03.31.23

Property and equipment	8,535,150	8,289,085
Intangible assets	1,017,067	1,230,256
Right of use of leased real estate	360,012	1,045,872
Depreciation of other assets	235,707	246,648

TOTAL	10,147,936	10,811,861

38. Other operating expenses

Breakdown is as follows:

	03.31.24	03.31.23

Turnover tax	56,500,249	57,175,144
Other allowances (Exhibit J)	34,509,707	6,035,535
Initial recognition of loans	3,092,986	3,866,882
Contribution to the Deposit Guarantee Fund	1,642,663	2,262,684
Interest on lease liabilities (Note 25)	735,664	663,505
Claims	510,930	1,068,174
Other operating expenses	4,645,173	3,736,140

TOTAL	101,637,372	74,808,064

39. Restricted assets

As of March 31, 2024 and December 31, 2023, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
	03.31.24	12.31.23

Argentine Treasury Bonds adjusted by CER due 2026	5,513	-
Argentine Treasury Bonds adjusted by CER due 2024	-	19,406

TOTAL	5,513	19,406

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 266,166,753 and 396,690,708 as of March 31, 2024 and December 31, 2023, respectively (see Note 11 to these separate condensed interim financial statements).

40. Minimum cash and minimum capital requirements

40.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	03.31.24	12.31.23

Balances at the BCRA

BCRA – Current account not restricted	460,269,017	544,171,397
BCRA - Special guarantee accounts - restricted (Note 11)	140,760,251	146,961,300
BCRA - Special pension accounts - restricted	3,083,201	-

	604,112,469	691,132,697

Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 12-13-2024	294,710,928	331,938,023
Argentine Bond in dual currency. Maturity 06-30-2024	214,764,566	327,840,892
Treasury bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024	101,685,166	287,634,879
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 02-14-2025	84,075,583	85,021,022
Argentine Treasury Bonds in pesos. Maturity 08-23-2025	83,969,942	75,056,853
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	35,757,881	49,135,868
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,459,254	22,397,379
Treasury bonds in pesos adjusted by Cer 3.75%. Maturity 04-14-2024	899,538	1,199,619
BCRA Liquidity Bills	-	91,632,812

TOTAL	1,434,435,327	1,962,990,044

40.2. Minimum capital requirement

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	03.31.24	12.31.23

Credit risk	(282,157,848)	(328,631,005)
Operational risk	(135,625,470)	(132,688,159)
Market risk	(2,003,895)	(9,868,689)
Non-compliance (1)	-	(32,120,365)

Paid-in	1,733,390,346	1,702,203,214

Surplus	1,313,603,133	1,198,894,996

(1) The increase observed in the minimum capital requirement for credit risk is due to the non-compliance with the maximum limit established by the BCRA for the financing to the non-financial government sector during 15 days of December 2023. According to the provisions of the regulations, this non-compliance causes an increase in the minimum capital requirement for credit risk for an amount equivalent to 100% of the surplus, as from the month in which the non-compliance occurs and for as long as it continues. In the case of credit ratios, the computation of the deviation will be made on the basis of the monthly average of daily surpluses.

41. Accounting principles – Explanation added for translations into English

These separate financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				03.31.24	12.31.23

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	10,250,000	2	10,250,000	-	10,250,000	-	10,250,000
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2026	9249	980,800	2	980,800	-	980,800	-	980,800
Treasury Bills adjusted by Cer. Maturity 05-20-2024	9239	476,893	1	476,893	-	476,893	-	476,893
Treasury Bills adjusted by Cer. Maturity 01-18-2024	9221	-	1	-	311,093	-	-	-

Subtotal Government Securities - In pesos		11,707,693		11,707,693	311,093	11,707,693	-	11,707,693

Government Securities - In foreign currency

Argentine Bond in dual currency. Maturity 06-30-2024	9230	214,764,566	1	214,764,566	327,840,892	214,764,566	(341,855)	214,422,711
AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	5921	41,151	1	41,151	41,447	41,151	-	41,151
Argentine Bond in dual currency. Maturity 02-28-2024	9156	-	1	-	11,022,500	-	-	-
GD30 Bond Foreign Law USC Step Up. Maturity 07-09-2030	81086	-	1	-	43,111	-	-	-

Subtotal Government Securities - In foreign currency		214,805,717		214,805,717	338,947,950	214,805,717	(341,855)	214,463,862

Private Securities - In pesos

Corporate Bond New San S.A. in Pesos Private BADLAR. Maturity 02-01-2025	57557	213,592	3	213,592	-	213,592	-	213,592
Corporate Bond New San S.A. Series 18 in Pesos Private BADLAR + 300 bps. Maturity 10-17-2024	57449	-	3	-	399,954	-	-	-
Corporate Bond New San S.A. Series 19 in Pesos Monetary Policy Rate. Maturity 10-17-2024	57450	-	3	-	355,926	-	-	-
Corporate Bond Toyota Cia Financiera Series 32 in Pesos. Maturity 02-09-2025	57287	-	3	-	271	-	-	-

Subtotal Private Securities - In pesos		213,592		213,592	756,151	213,592	-	213,592

Private Securities - In foreign currency

Corporate Bond Central Puerto Series A in USD. Maturity 03-14-2026	57363	1,661,091	1	1,661,091	2,504,173	1,661,091	-	1,661,091

Subtotal Private Securities - In foreign currency		1,661,091		1,661,091	2,504,173	1,661,091	-	1,661,091

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		228,388,093		228,388,093	342,519,367	228,388,093	(341,855)	228,046,238

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				03.31.24	12.31.23

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 12-13-2024	9200	294,710,928	1	294,710,928	331,938,023	294,710,928	(494,268)	294,216,660
Treasury Bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024	9179	101,685,166	1	101,685,166	287,634,879	101,685,166	(202,318)	101,482,848
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 02-14-2025	9180	84,075,583	1	84,075,583	85,021,022	84,075,583	(105,801)	83,969,782
Treasury Bonds in pesos adjusted by Cer 1.55% due 07-26-2024	5405	78,177,201	1	78,177,201	77,907,155	78,177,201	-	78,177,201
Treasury Bonds in pesos adjusted by Cer 2%. Maturity 11-9-2026	5925	54,151,273	1	54,151,273	51,527	54,151,273	-	54,151,273
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 06-30-2026	9240	45,478,400	1	45,478,400	-	45,478,400	(495,887)	44,982,513
Treasury Bonds in pesos adjusted by Cer 3.75% due 04-14-2024	9178	899,538	1	899,538	1,199,619	899,538	(1,125)	898,413
Treasury Bonds in pesos adjusted by Cer 1.50%. Maturity 03-25-2024	5493	14,448	1	14,448	252,271	14,448	-	14,448

Subtotal Government Securities - In pesos		659,192,537		659,192,537	784,004,496	659,192,537	(1,299,399)	657,893,138

Government Securities - In foreign currency

AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	5921	13,168,439	1	13,168,439	-	13,168,439	-	13,168,439
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10/31/2027 (Series C)	9236	8,024,230	2	8,024,230	-	8,024,230	-	8,024,230
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10/31/2027 (Series D)	9237	7,950,322	2	7,950,322	-	7,950,322	-	7,950,322
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10/31/2027 (Series A)	9234	6,843,416	2	6,843,416	-	6,843,416	-	6,843,416
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10/31/2027 (Series B)	9235	6,109,677	2	6,109,677	-	6,109,677	-	6,109,677
Dollar-linked Argentine Treasury Bond 0.40%. Maturity 04-30-2024	9120	32,019	1	32,019	45,064	32,019	-	32,019

Subtotal Government Securities - In foreign currency		42,128,103		42,128,103	45,064	42,128,103	-	42,128,103

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 01-11-2024	14085	-	2	-	84,894,415	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-09-2024	14084	-	2	-	6,738,397	-	-	-

Subtotal BCRA Bills - In pesos		-		-	91,632,812	-	-	-

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				03.31.24	12.31.23

OTHER DEBT SECURITIES (Continued)

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 11-20-2024	12090	8,059,717	2	8,059,717	25,742,568	8,059,717	-	8,059,717
Local BCRA Bills in USD. Maturity 11-23-2024	12093	6,859,334	2	6,859,334	9,806,692	6,859,334	-	6,859,334
Local BCRA Bills in USD. Maturity 11-27-2024	12095	1,714,833	2	1,714,833	2,451,674	1,714,833	-	1,714,833
Local BCRA Bills in USD. Maturity 11-16-2024	12089	-	2	-	67,788,765	-	-	-

Subtotal BCRA Bills - In foreign currency		16,633,884		16,633,884	105,789,699	16,633,884	-	16,633,884

Private Securities - In pesos

Corporate Bond Arcor Series 17 in Pesos adjusted by Uva. Maturity 10-20-2025	55692	3,265,974	3	3,265,974	5,816,469	3,265,974	-	3,265,974
Corporate Bond New San S.A. in Pesos Private BADLAR. Maturity 02-01-2025	57557	300,758	3	300,758	-	300,758	-	300,758
Corporate Bond New San S.A. in Pesos Series 19. Maturity 10-17-2024	57450	232,244	2	232,244	-	232,244	-	232,244
Corporate Bond Bco de Serv. Financieros Series 24 in Pesos at Floating rate. Maturity 02-02-2025	57560	232,093	3	232,093	-	232,093	-	232,093
Corporate Bond New San S.A. in Pesos Private BADLAR + 575 bps. Maturity 05-19-2024	57044	153,038	3	153,038	230,946	153,038	-	153,038
Corporate Bond Refi Pampa Series 2 in Pesos adjusted by Uva. Maturity 05-06-2025	56123	148,404	3	148,404	132,220	148,404	-	148,404
Corporate Bond New San S.A. in Pesos Private BADLAR + 440 bps. Maturity 02-14-2024	56847	-	3	-	342,395	-	-	-
Corporate Bond Bco de Serv. Financieros Series 22 in Pesos at Floating rate. Maturity 03-03-2024	56886	-	3	-	328,307	-	-	-
Corporate Bond Petroquimica Com. Rivadavia S.A. in Pesos at Floating rate. Maturity 08-15-2024	56855	-	3	-	261,902	-	-	-

Subtotal Private Securities - In pesos		4,332,511		4,332,511	7,112,239	4,332,511	-	4,332,511

Private Securities - In foreign currency

Corporate Bond Pampa Energia S.A. Series 20 in USC. Maturity 03-26-2026	57682	2,572,250	2	2,572,250	-	2,572,250	-	2,572,250
Corporate Bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	56467	2,222,823	2	2,222,823	526	2,222,823	-	2,222,823
Corporate Bond Pampa Energia S.A. Series 18 in USD. Maturity 09-08-2025	57326	1,628,608	1	1,628,608	2,429,766	1,628,608	-	1,628,608
Corporate Bond Vista Energy Series 23 in USD. Maturity 03-06-2027	57636	1,621,173	2	1,621,173	-	1,621,173	-	1,621,173
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 03-08-2027	57644	1,611,753	2	1,611,753	-	1,611,753	-	1,611,753
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	1,442,630	2	1,442,630	2,029,697	1,442,630	-	1,442,630
Corporate Bond Vista Energy Series 20 in USD. Maturity 07-20-2025	57081	1,369,410	2	1,369,410	2,011,675	1,369,410	-	1,369,410
Corporate Bond John Deere Credit Cia Financiera S.A. Series X in USD. Maturity 03-08-2026	57639	833,175	2	833,175	-	833,175	-	833,175
Corporate Bond Petroquimica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	125	2	125	179	125	-	125
Corporate Bond in foreign currency Pcr Series H	55849	-	2	-	-	-	-	-

Subtotal Private Securities - In foreign currency		13,301,947		13,301,947	6,471,843	13,301,947	-	13,301,947

TOTAL SECURITIES AT FAIR VALUE THROUGH OCI		735,588,982		735,588,982	995,056,153	735,588,982	(1,299,399)	734,289,583

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				03.31.24	12.31.23

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	9196	108,419,815	2	83,969,942	75,056,853	83,969,942	-	83,969,942
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	9132	35,600,668	2	35,757,881	49,135,868	35,757,881	-	35,757,881
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	9166	14,608,557	2	14,459,254	22,397,379	14,459,254	-	14,459,254

Subtotal Government Securities - In pesos		158,629,040		134,187,077	146,590,100	134,187,077	-	134,187,077

TOTAL SECURITIES AT AMORTIZED COST		158,629,040		134,187,077	146,590,100	134,187,077	-	134,187,077

TOTAL OTHER DEBT SECURITIES		894,218,022		869,776,059	1,141,646,253	869,776,059	(1,299,399)	868,476,660

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

Share BYMA- Bolsas y Mercados Argentina		3,491,178	1	3,491,178	3,289,113	3,491,178	-	3,491,178
Share Banco de Valores de Bs. As.		1,189,169	1	1,189,169	1,602,108	1,189,169	-	1,189,169
Yacimientos Petrolíferos Fiscales S. A.		1,594	1	1,594	-	1,594	-	1,594

Subtotal Private Securities - In pesos		4,681,941		4,681,941	4,891,221	4,681,941	-	4,681,941

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		4,681,941		4,681,941	4,891,221	4,681,941	-	4,681,941

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Compensadora Electrónica S.A.		1,352,138	3	1,352,138	1,352,138	1,352,138	-	1,352,138
Mercado Abierto Electrónico S.A.		994,263	3	994,263	776,024	994,263	-	994,263
Seguro de Depósitos S.A.		193,465	3	193,465	218,721	193,465	-	193,465
Other		7,466	3	7,466	7,466	7,466	-	7,466

Subtotal Private Securities - In pesos		2,547,332		2,547,332	2,354,349	2,547,332	-	2,547,332

Subtotal Private Securities - In pesos

Foreign:
Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.		508,878	2	508,878	613,262	508,878	-	508,878
Other		28,794	2	28,794	42,072	28,794	-	28,794

Subtotal Private Securities - In foreign currency		537,672		537,672	655,334	537,672	-	537,672

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		3,085,004		3,085,004	3,009,683	3,085,004	-	3,085,004

TOTAL EQUITY INSTRUMENTS		7,766,945		7,766,945	7,900,904	7,766,945	-	7,766,945

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

Account	03.31.24	12.31.23

COMMERCIAL PORTFOLIO

Normal performance	1,251,206,473	1,304,028,338
Preferred collaterals and counter-guarantees “A”	8,616,545	7,223,479
Preferred collaterals and counter-guarantees “B”	5,925,709	5,839,304
No preferred guarantees or counter guarantees	1,236,664,219	1,290,965,555

With special follow-up	313,211	447,628

Under observation	313,211	447,628
Preferred collaterals and counter-guarantees “B”	201,300	447,628
No preferred guarantees or counter guarantees	111,911	-

Troubled	2,980,225	4,248,889
No preferred guarantees or counter guarantees	2,980,225	4,248,889

With high risk of insolvency	26,373	38,768
No preferred guarantees or counter guarantees	26,373	38,768

Uncollectible	25,615	49,567
No preferred guarantees or counter guarantees	25,615	49,567

TOTAL	1,254,551,897	1,308,813,190

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

Account	03.31.24	12.31.23

CONSUMER AND HOUSING PORTFOLIO

Normal performance	1,407,776,221	1,747,347,977
Preferred collaterals and counter-guarantees “A”	399,608	612,747
Preferred collaterals and counter-guarantees “B”	144,895,311	109,947,206
No preferred guarantees or counter guarantees	1,262,481,302	1,636,788,024

Low risk	25,532,801	19,681,314
Preferred collaterals and counter-guarantees “B”	1,931,535	890,070
No preferred guarantees or counter guarantees	23,601,266	18,791,244

Low risk - With special follow-up	1,010,019	709,625
No preferred guarantees or counter guarantees	1,010,019	709,625

Medium risk	16,379,236	19,485,984
Preferred collaterals and counter-guarantees “A”	-	115
Preferred collaterals and counter-guarantees “B”	357,432	189,124
No preferred guarantees or counter guarantees	16,021,804	19,296,745

High risk	12,250,858	14,828,534
Preferred collaterals and counter-guarantees “B”	218,381	251,148
No preferred guarantees or counter guarantees	12,032,477	14,577,386

Uncollectible	2,389,935	2,464,989
Preferred collaterals and counter-guarantees “B”	404,664	417,636
No preferred guarantees or counter guarantees	1,985,271	2,047,353

TOTAL	1,465,339,070	1,804,518,423

TOTAL GENERAL	2,719,890,967	3,113,331,613

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	03.31.24		12.31.23
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	413,080,744	15.19%	376,493,382	12.09%
50 following largest customers	357,907,882	13.16%	380,870,833	12.23%
100 following largest customers	199,473,432	7.33%	230,290,868	7.40%
All other customers	1,749,428,909	64.32%	2,125,676,530	68.28%

TOTAL	2,719,890,967	100.00%	3,113,331,613	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	19,254	8,516	12,774	25,548	51,096	68,128	185,316

Financial sector	-	25,783,812	4,829,310	9,232,836	17,813,183	3,588,203	11,131,592	72,378,936

Non-financial Private sector and Residents Abroad	29,134,022	1,309,948,045	361,979,019	377,890,804	303,082,803	272,866,018	426,486,935	3,081,387,646

TOTAL	29,134,022	1,335,751,111	366,816,845	387,136,414	320,921,534	276,505,317	437,686,655	3,153,951,898

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	73,690	101,459	27,462	38,736	77,473	122,665	441,485

Financial sector	-	29,319,421	2,665,057	10,354,717	35,603,838	10,709,462	16,899,971	105,552,466

Non-financial Private sector and Residents Abroad	33,434,840	1,381,652,509	457,725,942	495,884,842	428,406,186	297,936,610	504,434,676	3,599,475,605

TOTAL	33,434,840	1,411,045,620	460,492,458	506,267,021	464,048,760	308,723,545	521,457,312	3,705,469,556

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	03.31.24		12.31.23
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	1,092,822,590	22.80%	835,222,031	15.12%

50 following largest customers	503,291,524	10.50%	606,097,072	10.97%

100 following largest customers	189,110,090	3.95%	282,436,734	5.11%

All other customers	3,007,808,315	62.75%	3,801,623,921	68.80%

TOTAL	4,793,032,519	100.00%	5,525,379,758	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	4,427,811,697	198,345,999	311,742,756	5,410,922	109,076	-	4,943,420,450
Non-financial Government sector	161,951,674	15,819	-	-	-	-	161,967,493
Financial sector	22,148,406	-	-	-	-	-	22,148,406
Non-financial Private sector and Residents Abroad	4,243,711,617	198,330,180	311,742,756	5,410,922	109,076	-	4,759,304,551
Liabilities at fair value through profit or loss	8,015,444	-	-	-	-	-	8,015,444
Derivative instruments	3,997,806	-	-	-	-	-	3,997,806
Other financial liabilities	534,208,124	814,769	1,205,899	2,118,639	3,306,727	18,715,099	560,369,257
Financing received from the BCRA and other financial institutions	422,706	97,995	791,082	-	-	-	1,311,783

TOTAL	4,974,455,777	199,258,763	313,739,737	7,529,561	3,415,803	18,715,099	5,517,114,740

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	5,151,015,100	430,892,198	144,021,887	3,446,379	438,708	-	5,729,814,272
Non-financial Government sector	51,585,393	195,454	-	-	-	-	51,780,847
Financial sector	22,914,645	-	-	-	-	-	22,914,645
Non-financial Private sector and Residents Abroad	5,076,515,062	430,696,744	144,021,887	3,446,379	438,708	-	5,655,118,780
Liabilities at fair value through profit or loss	15,663,036	-	-	-	-	-	15,663,036
Derivative instruments	3,252,617	-	-	-	-	-	3,252,617
Other financial liabilities	673,459,132	1,265,660	1,810,426	3,384,381	5,181,608	28,326,621	713,427,828
Financing received from the BCRA and other financial institutions	4,976,629	635,523	-	-	-	-	5,612,152

TOTAL	5,848,366,514	432,793,381	145,832,313	6,830,760	5,620,316	28,326,621	6,467,769,905

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

AS OF MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Uses	Monetary (loss) generated by provisions	Balances as of 03.31.24

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	9,055,413	2,547,245	(1)(3)	-	(3,348,610)	8,254,048

	- For administrative, disciplinary and criminal penalties	7,581	-		-	(2,581)	5,000

	- Provisions for termination plans	1,167,641	-		-	(397,540)	770,101

	- Other	20,994,408	31,973,695	(2)	1,058,730	(9,058,529)	42,850,844

	TOTAL PROVISIONS	31,225,043	34,520,940		1,058,730	(12,807,260)	51,879,993

(1)	Set up in compliance with the provisions of Communication “A” 2950 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 11,233 for exchange differences in foreign currency for contingent commitments

PROVISIONS

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

					Decreases		Monetary (loss) generated by provisions
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses		Balances as of 12.31.23

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	12,720,899	7,353,323	(1)(3)	-	-	(11,018,809)	9,055,413

	- For administrative, disciplinary and criminal penalties	23,608	-		-	-	(16,027)	7,581

	- Provisions for termination plans	2,143,681	724,509		-	-	(1,700,549)	1,167,641

	- Other	25,365,762	24,064,419	(2)	2,224	7,207,342	(21,226,207)	20,994,408

	TOTAL PROVISIONS	40,253,950	32,142,251		2,224	7,207,342	(33,961,592)	31,225,043

(1)	Set up in compliance with the provisions of Communication “A” 2950 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 173,646 for exchange differences in foreign currency for contingent commitments

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

ACCOUNTS	TOTAL	AS OF 03.31.24 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	03.31.24	Dollar	Euro	Real	Other	12.31.23

Cash and deposits in banks	1,171,918,889	1,143,028,301	24,098,109	673,384	4,119,095	1,632,541,492
Debt securities at fair value through profit or loss	216,466,808	216,466,808	-	-	-	341,452,123
Other financial assets	36,269,901	36,252,025	17,876	-	-	57,979,674
Loans and other financing	356,371,897	356,240,907	130,990	-	-	298,630,934
Non-financial Government sector	3,985	3,985	-	-	-	2,696
Other financial institutions	3,637	3,637	-	-	-	6,274
Non-financial Private sector and Residents Abroad	356,364,275	356,233,285	130,990	-	-	298,621,964
Other debt securities	72,063,934	72,063,934	-	-	-	112,306,606
Financial assets pledged as collateral	55,203,976	55,203,976	-	-	-	64,315,401
Investments in equity instruments	537,672	508,878	28,794	-	-	655,334

TOTAL ASSETS	1,908,833,077	1,879,764,829	24,275,769	673,384	4,119,095	2,507,881,564

	TOTAL	AS OF 03.31.24 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	03.31.24	Dollar	Euro	Real	Other	12.31.23

Deposits	1,543,172,876	1,523,465,394	19,707,482	-	-	1,944,097,906
Non-financial Government sector	154,722,854	154,661,569	61,285	-	-	33,560,620
Financial sector	723,699	716,516	7,183	-	-	958,395
Non-financial Private sector and Residents Abroad	1,387,726,323	1,368,087,309	19,639,014	-	-	1,909,578,891
Other financial liabilities	121,369,395	117,376,528	3,896,481	-	96,386	121,191,516
Financing received from the BCRA and other financial institutions	1,188,087	1,188,087	-	-	-	4,729,228
Other non-financial liabilities	67,105,969	46,895,776	20,180,208	-	29,985	91,329,361

TOTAL LIABILITIES	1,732,836,327	1,688,925,785	43,784,171	-	126,371	2,161,348,011

EXHIBIT O

DERIVATIVES

AS OF MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	Type of Contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	REPO TRANSACTIONS (2)	Financial Transactions Own account	Other	Upon maturity of differences	OTC - Residents Abroad - Financial sector	1	1	7	2,164,269,822

	FUTURES	Financial Transactions Own account	Foreign Currency	Daily differences	ROFEX	3	2	1	306,847,144

	FUTURES	Financial Transactions Own account	Foreign Currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	3	2	95	129,819,577

	OPTIONS (3)	Financial Transactions Own account	Local government securities	With delivery of underlying asset	OTC - Residents in the country - Financial sector	19	12	584	139,175,637

(1)	Sum of the absolute values in thousands of pesos of the traded notional values.
(2)	Although these transactions do not correspond to derivate financial instruments, they are included in this exhibit upon request of the BCRA.
(3)	The notional value of these options amounts to 139,175,637,297. See Notes 5 and 9 to the Consolidated Condensed Interim Financial Statements.

DERIVATIVES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	Type of Contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	REPO TRANSACTIONS (2)	Financial Transactions Own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	1	1	4	2,038,130,994

	FUTURES	Financial Transactions Own account	Foreign Currency	Daily differences	ROFEX	3	2	1	244,225,878

	FUTURES	Financial Transactions Own account	Foreign Currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	5	2	138	117,408,851

	OPTIONS (3)	Financial Transactions Own account	Government securities	With delivery of underlying asset	OTC - Residents in the country - Financial sector	16	11	483	215,580,529

(1)	Sum of the absolute values in thousands of pesos of the traded notional values.
(2)	Although these transactions do not correspond to derivate financial instruments, they are included in this exhibit upon request of the BCRA.
(3)	El valor nocional de estas opciones alcanza los 142.183.107.297. See Notes 5 and 9 to the Consolidated Condensed Interim Financial Statements.

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances as of	ECL for the			Monetary	Balances as of
	12.31.23	following	FI with significant	FI with	(loss)	03.31.24
		12 months	increases of	impairment	generated by
			credit risk		allowances

Other financial assets	1,878,515	41,671	-	41,457	(653,739)	1,307,904

Loans and other financing	72,439,751	3,538,965	3,039,068	7,707,792	(24,002,027)	62,723,549
Other financial institutions	5,757,629	132,738	27,900	(318)	(1,838,843)	4,079,106
Non-financial Private sector and Residents Abroad	66,682,122	3,406,227	3,011,168	7,708,110	(22,163,184)	58,644,443
Overdrafts	5,208,071	1,592,369	(465,388)	514,527	(2,047,492)	4,802,087
Instruments	5,829,356	130,933	(76,848)	(59,716)	(1,995,778)	3,827,947
Mortgage loans	5,014,991	80,591	790,093	1,239,762	(1,868,129)	5,257,308
Pledge loans	399,355	(21,639)	(4,192)	45,593	(132,924)	286,193
Consumer loans	14,626,331	218,289	483,854	1,394,586	(5,028,905)	11,694,155
Credit cards	28,968,441	1,363,114	2,162,300	3,414,593	(10,216,674)	25,691,774
Finance leases	712,363	7,950	68,053	164,897	(259,263)	694,000
Other	5,923,214	34,620	53,296	993,868	(614,019)	6,390,979

Other debt securities	148,632	69,116	-	-	(52,924)	164,824

Contingent commitments	9,055,413	2,014,181	506,202	26,862	(3,348,610)	8,254,048

TOTAL ALLOWANCES	83,522,311	5,663,933	3,545,270	7,776,111	(28,057,300)	72,450,325

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances as of	ECL for the			Monetary	Balances as of
	31.12.22	following	FI with significant	FI with credit	(loss)	12.31.23
		12 months	increases of	impairment	generated by
			credit risk		allowances

Other financial assets	1,966,430	778,661	-	838,109	(1,704,685)	1,878,515

Loans and other financing	98,713,463	21,387,101	7,340,311	45,701,932	(100,703,056)	72,439,751
Other financial institutions	4,253,892	6,094,343	578,639	(3,781)	(5,165,464)	5,757,629
Non-financial Private sector and Residents Abroad	94,459,571	15,292,758	6,761,672	45,705,713	(95,537,592)	66,682,122
Overdrafts	4,922,059	2,057,421	1,364,371	1,585,876	(4,721,656)	5,208,071
Instruments	3,603,088	6,521,071	483,863	729,619	(5,508,285)	5,829,356
Mortgage loans	8,098,101	347,905	1,560,573	3,436,739	(8,428,327)	5,014,991
Pledge loans	701,184	325,206	55,870	80,493	(763,398)	399,355
Consumer loans	19,353,706	2,182,619	1,901,531	14,380,214	(23,191,739)	14,626,331
Credit cards	47,667,902	6,862,766	818,723	20,576,891	(46,957,841)	28,968,441
Finance leases	899,123	261,933	175,439	294,865	(918,997)	712,363
Other	9,214,408	(3,266,163)	401,302	4,621,016	(5,047,349)	5,923,214

Other debt securities	151,502	157,268	-	-	(160,138)	148,632

Contingent commitments	12,720,899	6,729,582	365,677	258,065	(11,018,810)	9,055,413

TOTAL ALLOWANCES	113,552,294	29,052,612	7,705,988	46,798,106	(113,586,689)	83,522,311

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

This reporting summary was prepared on the basis of the consolidated condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affects the preparation of these Reporting Summary:

–	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of March 31, 2024 and December 31, 2023, its shareholders’ equity would have been reduced by 11,745,942 and 14,193,158, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7899. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements as of March 31, 2024 have been approved by the Board of Directors of Banco BBVA Argentina S.A. on May 22, 2024.

Furthermore, the BCRA, through Communications “A” 6323 and 6324, set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of March 31, 2024 and December 31, 2023.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of December 31, 2024, the Entity's total assets, liabilities and shareholders' equity attributable to owners of the Parent amounted to 8,104,497,399; 5,979,662,928; and 2,098,409,166; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 4.1 million active customers as of March 31, 2024. That network includes 242 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 884 ATMs, 850 self-service terminals, 15 in-company banks, two points of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 6,068 employees, including 92 employees of BBVA Asset Management Argentina S.A.U., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural, temporary and expatriate employees).

The loans portfolio net of allowance for loan losses totaled $ 2,610,645,621 as of March 31, 2024, reflecting a 21.17% decrease as compared to the previous year.

As it relates to consumer loans, including consumer loans, credit cards, pledge loans and mortgage loans, the latter jointly with credit cards decreased the least, by 25.88% in the case of mortgage loans and 29.69% in credit cards, compared with March 31, 2023.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 10.08% at period- end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Bank managed to obtain very good ratios. As for the nonperforming portfolio (nonperforming financing/total financing) stood at 1.23%, with a 173.77% hedge level (total allowances/nonperforming financing) as of March 31, 2024.

The exposure for securities as of March 31, 2024 totaled $ 3,137,142,458, including repos.

In terms of liabilities, customers’ resources totaled $ 4,775,474,795, with a 21.67% decrease over the last twelve months.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 7.37% at period- end, based on the information provided by the BCRA on a daily basis (principal amount as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 34,151,064 as of March 31, 2024, representing a return on average shareholders' equity of 6.59%, a return on average assets of 1.60%, and a return on average liabilities of 0.52%.

Accumulated net interest income totaled 787,768,517, up by 54.82% compared to March 2023. Such increase was driven by increased premiums on reverse repurchase agreements and interest on Cer clause adjustments, offset by interest expenses for checking accounts and UVA clause adjustments.

Accumulated net commission income totaled 50,504,103 accounting for a 14.96% increase compared to March 2023. This increase was generated by higher commission income linked to credit cards and securities. This increase was offset by higher commission expenses for foreign trade transactions.

As concerns accumulated administrative expenses and personnel benefits totaled 193,073,067, up by 8.14% vis-a-vis March 2023. This increase was due to higher expenses for other short-term personnel benefits, taxes and administrative services hired.

Outlook

During the first months of his term of office, Milei’s administration substantially modified the economic policy framework, and focused its efforts on a considerable tax and monetary adjustment to reduce inflation. The reduction in the tax deficit during the first months of the year, the relative foreign exchange stability shown

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

subsequent to the significant depreciation of the Argentine peso in December 2023 in a context of an emergent accumulation of international reserves, and the reduction in economic activity, allowed for a recent moderation of inflation measured in monthly amounts, although it is still high.

According to BBVA Research, despite the uncertainty and related risks, it is highly likely that these factors may set the grounds for inflation to decelerate over the next few months. This would be potentially supplemented by additional measures under the launch of a more comprehensive stabilization program. BBVA Research estimates that annual inflation will close 2024 at about 155% (re-estimated from 175%, and versus 211% at the end of 2023) and that GDP will fall by around 4.0% this year (versus a 1.6% drop in 2023). It should be noted that interest rates dropped at a quicker pace than expected, and they are expected to continue falling some more, as inflation continues to go down.

As of March 2024, private credit in Argentine pesos grew 171% on y-o-y terms, whereas BBVA Argentina increased its loans portfolio in Argentine pesos by 193%. Neither the financial system nor BBVA managed to outgrow inflation on y-o-y terms (which reached 287.9% p.a. in March 2024). However, the Bank’s consolidated market share in total private loans rose 75 basis points, from 9.33% to 10.08% in March 2024, exceeding the two digits for the first time in over a decade. As to total private deposits, the financial system grew 173%, whereas the Bank’s portfolio rose 194%, without exceeding the inflation level in any case. BBVA Argentina’s consolidated market share in private deposits stood at 7.37%, 54 basis points higher than in the prior year, which stood at 6.83%.

BBVA Argentina continues to monitor actively its businesses, financial conditions and operating results. It also believes it maintains a competitive position to continue facing the challenges posed by the environment. The Bank has a low funding cost due to the adequate deposit type composition, a solid capital and liquidity position and an optimal portfolio quality relative to the financial system.

With respect to ESG, BBVA Argentina has a corporate responsibility with society, inherent to the Bank's business model, which promotes financial inclusion and education and supports scientific research and culture. The Bank operates with the utmost integrity, long-term vision and best practices, and is present through the BBVA Group in the main sustainability indices.

With regards to digitization, our service offering has evolved in such a way that by the end of December 2023, mobile monetary transactions grew by 71% YoY. During the quarter, the acquisition of new customers through digital channels exceeded traditional channels by 81%, whereas in March 2023 it was approximately 76%.

The Bank’s goal for 2024 will be to maintain its current strength built all over the years, within the framework of a decisive year for Argentina.

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	03.31.24	03.31.23	03.31.22	03.31.21	03.31.20

Total assets	8,104,497,399	9,153,001,952	9,263,783,948	9,119,014,938	8,988,074,525

Total liabilities	5,979,662,928	7,369,691,588	7,725,340,348	7,645,293,833	7,431,632,931

Shareholders' Equity Parent	2,098,409,166	1,757,835,222	1,509,982,994	1,444,546,747	1,526,175,019

Shareholders’ Equity Minority interest	26,425,305	25,475,142	28,460,606	29,174,358	30,266,575

Total liabilities + Shareholders' Equity Parent + Minority interest	8,104,497,399	9,153,001,952	9,263,783,948	9,119,014,938	8,988,074,525

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF INCOME STRUCTURE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	03.31.24	03.31.23	03.31.22	03.31.21	03.31.20

Net interest income	787,768,517	508,840,103	310,848,191	264,837,946	288,254,431

Net commission income	50,504,103	43,932,678	52,570,026	41,236,887	32,888,234

Net income from measurement of financial instruments at fair value through profit or loss	27,871,497	27,064,936	32,374,330	19,670,532	17,346,437
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	62,924,457	148,654	(271,359)	(405,604)	(12,849,504)
Foreign exchange and gold gains/(losses)	10,229,501	4,091,015	13,561,965	11,007,408	21,692,323
Other operating income	28,382,829	21,301,791	26,741,416	19,009,936	18,215,589
Loan loss allowance	(26,880,065)	(31,719,111)	(17,981,495)	(23,521,670)	(28,461,497)

Net operating income	940,800,839	573,660,066	417,843,074	331,835,435	337,086,013

Personnel benefits	(89,807,805)	(85,534,951)	(71,827,289)	(71,780,334)	(77,831,264)
Administrative expenses	(103,265,262)	(93,008,781)	(75,394,505)	(65,528,699)	(62,940,377)
Asset depreciation and impairment	(10,280,330)	(10,939,093)	(12,952,165)	(13,139,023)	(14,425,570)
Other operating expenses	(106,263,697)	(78,704,242)	(61,445,053)	(57,121,644)	(54,553,465)

Operating income	631,183,745	305,472,999	196,224,062	124,265,735	127,335,337

Income/(loss) from associates and joint ventures	(2,885,422)	(233,352)	(2,116,912)	(360,383)	483,402

Loss on net monetary position	(570,231,562)	(220,292,724)	(148,409,602)	(92,801,639)	(65,692,774)

Subtotal Subsidiaries	58,066,761	84,946,923	45,697,548	31,103,713	62,125,965

Income before income tax from continuing activities	(23,915,697)	(26,691,947)	(13,730,381)	5,366,488	(37,948,237)

Net income from continuing activities	34,151,064	58,254,976	31,967,167	36,470,201	24,177,728

Net income for the period	34,151,064	58,254,976	31,967,167	36,470,201	24,177,728

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	03.31.24	03.31.23	03.31.22	03.31.21	03.31.20

Net income for the period	34,151,064	58,254,976	31,967,167	36,470,201	24,177,728

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income for the period on the Share in OCI from associates and joint ventures at equity method-	-	-	-	(39,913)	(302,272)

	-	-	-	(39,913)	(302,272)

Income/(Loss) from hedge instruments - Hedge of cash flows
Income / (Loss) for the year from hedge instrument	-	-	-	-	(30,677)
Income tax	-	-	-	-	6,711
	-	-	-	-	(23,966)

Profit or losses from financial instruments at fair value through OCI

Income / (Loss) for the period from financial instruments at fair value through OCI	(93,136,472)	(8,400,131)	8,869,421	(3,200,317)	39,900,447
Reclassification adjustment for the period	(62,537,008)	8,273,623	161,691	241,684	12,849,343
Income tax	87,009,081	(2,337,492)	(2,739,915)	1,159,448	(12,737,180)

	(68,664,399)	(2,464,000)	6,291,197	(1,799,185)	40,012,610

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income from financial instruments at fair value through OCI	45,365	(34,578)	(37,485)	(32,829)	(272,996)
Income tax	-	-		2,016	82,186

	45,365	(34,578)	(37,485)	(30,813)	(190,810)

Total Other Comprehensive Income / (Loss) for the period	(68,619,034)	(2,498,578)	6,253,712	(1,869,911)	39,495,562

Total comprehensive income / (loss)	(34,467,970)	55,756,398	38,220,879	34,600,290	63,673,290

Total Comprehensive income / (loss):
Attributable to owners of the Parent	(33,649,707)	55,793,272	38,940,478	34,903,591	63,187,067
Attributable to non-controlling interests	(818,263)	(36,874)	(719,599)	(303,301)	486,223

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

CONSOLIDATED CASH FLOW STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	03.31.24	03.31.23	03.31.22	03.31.21	03.31.20

Total de cash flows generated by / (used in) operating activities	418,093,444	333,017,696	(120,968,424)	566,349,397	(247,375,319)

Total cash flows used in investing activities	(24,199,783)	(8,867,452)	(10,172,039)	(5,287,169)	(3,271,188)

Total cash flows used in financing activities	(22,675,744)	(23,070,368)	(14,876,679)	(19,361,165)	(22,805,769)

Effect of exchange rate changes	(198,856,163)	35,729,383	3,311,654	9,499,575	78,722,904

Effect of net monetary income/(loss) of cash and cash equivalents	(632,378,209)	(284,691,702)	(288,863,785)	(257,161,299)	(189,741,303)

Total cash (used in) / generated during the period	(460,016,455)	52,117,557	(431,569,273)	294,039,339	(384,470,675)

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

STATISTICAL DATA COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Variation of balances over the previous fiscal year)

	03.31.24 / 03.31.23	03.31.23 / 03.31.22	03.31.22 / 03.31.21	03.31.21 / 03.31.20

Total loans	-21.17%	2.99%	-8.08%	-8.66%

Total deposits	-21.67%	-3.50%	1.23%	8.55%

Income/(loss)	-41.38%	82.23%	-12.35%	50.84%

Shareholders’ Equity	19.15%	15.92%	4.39%	-5.31%

	RATIOS COMPARATIVE
	WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS

	03.31.24	03.31.23	03.31.22	03.31.21	03.31.20

Solvency (a)	35.53%	24.20%	19.91%	19.28%	20.94%

Liquidity (b)	91.94%	78.69%	76.37%	67.45%	69.89%

Tied-up capital (c)	28.76%	27.41%	28.50%	28.97%	28.62%

Indebtedness (d)	2.81	4.13	5.02	5.19	4.77

(a) Shareholders’ Equity/Liabilities.
(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss (excluding private securities), net repo transactions and other debt securities/deposits.
(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.
(d) Total liabilities/Shareholders' Equity.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the condensed consolidated statement of financial position as of March 31, 2024, (b) the condensed consolidated statements of income and other comprehensive income, the changes in shareholders’ equity and cash flows for the three-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1, in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in the such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with BCRA minimum external auditing standards applicable to the review of interim financial statements and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit, therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information:

a)	Note 2. “Basis for the preparation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which is explained in the note.

This issue does not change the conclusion stated in paragraph 4, but it should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 54. to the interim condensed consolidated interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same periods indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

a)	The condensed consolidated financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations considering what is mentioned in note 2.7.

b)	As of March 31, 2024, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s accounting books, amounted to ARS 3,007,735,375, none of which was due and payable as of that date.

c)	The information included in the “Consolidated Balance Sheet Structure”, the “Consolidated Statement of Income Structure” and the “Consolidated Cash Flows Structure” of the Reporting Summary for the period ended March 31, 2024, filed by the Bank jointly with the financial statements to comply with CNV (Argentine Securities Commission) regulations, arises from the Bank’s accompanying interim condensed consolidated financial statements as of March 31, 2024 and as of March 31, 2023, 2022, 2021 and 2010, which are not included as exhibits. In addition, we report that the interim condensed consolidated financial statements as of March 31, 2021 and 2020, to which we refer, which should be read jointly with this report, were reviewed by other auditors who issued their review reports on May 26, 2021 and June 8, 2020, respectively.

d)	As stated in note 48 to the accompanying condensed consolidated financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of March 31, 2024.

City of Buenos Aires

May 22, 2024

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the condensed separate statement of financial position as of March 31, 2024; (b) the condensed separate statements of income and other comprehensive income, the changes in shareholders’ equity, and cash flows for the three-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with B.C.R.A. minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in:

a)	Note 2. “Basis for the preparation of these financial statements and applicable accounting standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which is explained in the note.

This issue does not change the conclusion stated in paragraph 4, but it should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 41. to the interim condensed separate interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of the same date and for the same periods indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

a)	The condensed separate financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal aspects, in conformity with the current regulations considering what was mentioned in note 2.7. to the condensed consolidated financial statements.

b)	As of March 31, 2024, liabilities accrued in contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 3,007,735,375, none of which was due and payable as of that date.

c)	As stated in note 48 to the condensed consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV (Argentine Securities Commission) regulations for these items as of March 31, 2024.

City of Buenos Aires

May 22, 2024

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

1. Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2024, and in compliance with the terms of Section 294 of Argentine Companies Law No. 19,550, we have reviewed the consolidated condensed interim financial statements and its subsidiaries presented for comparative purposes as of March 31, 2024, which include the consolidated condensed statement of financial position as of March 31, 2024, the consolidated condensed statements of income and other comprehensive income, changes in shareholders’ equity, and cash flows for the three-month period then ended and a summary of the significant accounting policies and other explanatory information included in their respective supplementary notes and exhibits.

We have also reviewed the separate condensed financial statements of BBVA as of March 31, 2024, and the separate condensed statement of financial position as of March 31, 2024, the separate condensed statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, and a summary of the significant accounting policies and other explanatory information included in their supplementary notes and exhibits.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the financial reporting framework applicable to Financial Institutions established by the Central Bank of Argentina (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem necessary to allow for the preparation of financial statements free from material misstatements.

2.	Scope of our Review

In discharging our duties, we have taken into consideration the work performed by the Entity’s external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L., who, on May 22, 2024, issued their limited review report on the interim financial statements as of March 31, 2024, including an unqualified conclusion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3. Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except as stated in paragraph 4, on the accompanying interim financial statements of BBVA for the three-month period ended March 31, 2024 referred to in the first paragraph of Section 1 of this report. Furthermore, such financial statements reflect all substantial facts and circumstances that are known to us.

4. Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i.	As stated in note 2. to the accompanying consolidated and separate financial statements, “Basis for the preparation of financial statements” and note 2. “Basis for the presentation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communication “A” 6847, which are explained in the note.

This issue does not change the conclusion stated in paragraph 3, but it should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

5. Information Required by Applicable Provisions

In accordance with applicable legal and regulatory standards, we hereby report that:

i.	The accompanying condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and considering what was mentioned in Note 2.7 to the condensed consolidated and separate financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force;

ii.	As stated in note 48 to the condensed consolidated and separate financial statements, the Bank carries shareholders' equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of March 31, 2024.

iii.	The information included in “Comparative Consolidated Balance Sheet Structure,” “Comparative Consolidated Statement of Income Structure,” and “Comparative Consolidated Cash Flows Structure” of the Reporting Summary for the period ended March 31, 2024,” filed by the Bank jointly with the financial statements to comply with the Argentine Securities Commission (CNV) regulations, arises from the Bank’s accompanying interim condensed consolidated financial statements as of March 31, 2024 and as of March 31, 2023, 2022, 2021, and 2020, which are not included in the accompanying document. In addition, we report that the interim condensed consolidated financial statements as of March 31, 2021 and 2020, to which we refer, which should be read jointly with this report, were reviewed by auditors different than those who issued the accompanying reports and who issued their review reports on May 26, 2021, and June 8, 2020, respectively.

iv.	We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19,550.

We further represent that any member of this Supervisory Committee is expressly authorized to individually sign, on behalf of the Supervisory Committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, May 22, 2024.

GONZALO J. VIDAL DEVOTO
ATTORNEY
C.P.A.C.F. Volume°97- Page° 910
For the Supervisory Committee A member firm of Ernst & Young Global Limited